# IR STRENGTH

## Sustainable Growth



CBJ
CAMBIOR




ANNUAL REPORT 2003

# At a Glance

## Corporate Profile

Cambior Inc. is an international gold producer with operations, development projects and exploration activities in the Americas. In 2003, Cambior produced 522,000 ounces of gold at a mine operating cost of $241 per ounce. For 2004, Cambior expects to boost production by 35% to 705,000 ounces of gold as the new Rosebel mine comes on stream. The Company will begin developing the Camp Caiman project in French Guiana, expected to contribute an additional 100,000 ounces of production beginning in 2007. For 2004, given the strength of the gold market, the Company is embarking on an aggressive exploration program and pursuing the reduction of its hedge book with the goal of being virtually hedge-free by year-end. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Its warrants (CBJ.WT.C) trade on the TSX.

### DOYON DIVISION
Type > 2 underground mines
2003 production > 217,000 oz @ $267/oz
Grade milled > 5.6 g Au/t
2004 target > 192,000 oz @ $263/oz
Employees > 517


QUÉBEC
Doyon
Québec City
Rouyn-Noranda
Val-d'Or
Montréal
Ottawa
ONTARIO
UNITED STATES

### SLEEPING GIANT (50%)
Type > Underground mine
2003 production > 33,000 oz @ $246/oz
Grade milled > 12.1 g Au/t
2004 target > 34,000 oz @ $256/oz
Employees > 290


QUÉBEC
Sleeping Giant
Québec City
Rouyn-Noranda
Val-d'Or
Montréal
Ottawa
ONTARIO
UNITED STATES

### OMAI
Type > Open-pit mine
2003 production > 271,000 oz @ $220/oz
Grade milled > 1.61 g Au/t
2004 target > 234,000 oz @ $222/oz
Employees > 500


VENEZUELA
GUYANA
Georgetown
Omai
BRAZIL
SURINAME
Essequibo River

### ROSEBEL
Type > Open-pit project
Commercial production > 1st quarter 2004
2004 target > 245,000 oz @ $184/oz
Employees > 639


Georgetown
Paramaribo
GUYANA
Cayenne
Rosebel
FRENCH GUIANA
SURINAME
Essequibo
BRAZIL

### CAMP CAIMAN
Type > Open-pit gold project
Resources > 1.2 million oz
2004 target > Complete Feasibility Study and Environmental Impact Assessment


St-Laurent
Iracoubou
Sinnamary
Kourou
FRENCH GUIANA
Camp Caiman
Régina
Sophie
Maripasoula
Saül

### NIOBEC (50%)
Type > Underground mine
2003 niobium sales > $22 million
2004 niobium sales target > $24 million
Employees > 214


Niobec
QUÉBEC
Québec City
Rouyn-Noranda
Val-d'Or
Montréal
Ottawa
ONTARIO
UNITED STATES

***Financial results are in US dollars and production results are in metric units unless otherwise indicated.***

*Cambior Inc. carries on business in Canada. Affiliates of Cambior Inc. carry on business in the Americas. In this annual report, the terms "Cambior" and "the Company" are used interchangeably and, in each case, denote a reference to one or more of Cambior Inc. and its affiliates.*

***Caution Concerning Forward-Looking Statements***

*This report contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, use of hedging and non-hedging derivative instruments, future commercial production, production targets, timetables, mine operating costs, capital expenditures, work programs, exploration budgets, mineral reserve and resource estimates and outlook. Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fact associated with fluctuations in the market price of precious metals, mi industry risks and hazards, uncertainty as to estimation of mineral rese and resources, requirement of additional financing, risk related to hec and non-hedge derivative instruments, risks of delays in constructio production or obtaining permits and other risks more fully describe in the Company's Annual Information Form filed with the Securiti Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as Toronto Stock Exchange and the American Stock Exchange. The read is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward looking statement that is contained in this report.*

*Cover: The graph on the cover charts the closing price of Cambior's shares from January 1, 2002, when they stood at Cdn $0.71, through December 31, 2003, when they closed 462% higher at Cdn $3.99.*

## [illegible] largest gold producer [illegible]
## Canada/Revenues of $196 million
## in 2003/Gold production of
## 522,000 ounces in 2003/ [illegible]
## in the Americas/ 2,500 employees
## throughout the Americas/
## 2004 target gold production
## of 705,000 ounces at a mine
## operating cost of $221 per ounce

# Highlights

| | Years ended December 31 | 2003 | 2002 |
|---|---|---|---|
| RESULTS (in millions of $) | Revenues | **195.7** | 204.2 |
| | Cash flow from operating activities | **24.2** | 30.8 |
| | Adjusted cash flow [1] | **36.4** | 43.0 |
| | Net earnings (loss) | **0.6** | (8.1) |
| PER SHARE ($) | Net earnings (loss) | **0.00** | (0.06) |
| | Basic weighted average number of common shares outstanding (in millions) | **188.0** | 140.1 |
| GOLD PRODUCTION | Number of ounces produced (000) | **522** | 569 |
| | Mine operating costs ($ per ounce) | **241** | 223 |
| | | **Dec. 31, 2003** | Dec. 31, 2002 |
| FINANCIAL POSITION (in millions of $) | Cash and short-term investments | **95** | 43 |
| | Total assets | **493** | 279 |
| | Shareholders' equity | **336** | 163 |
| | Total number of shares outstanding (in millions) | **240.8** | 160.2 |

[1] *Cash flow from operating activities less deferred revenue. See reconciliation on page 24 under Consolidated Cash Flows.*

**gold production** (in thousands of ounces) — **revenues** (in millions of $) — **adjusted cash flow** (in millions of $) — **capital expenditures** (in millions of $) — **total assets** (in millions of $)


569
522
02
03
198
204
196
01
02
03
32
43
36
01
02
03
20
30
107
01
02
03
252
279
01
02
03

# Message to Shareholders

Our objective is to increase shareholder value through growth of our net asset value (NAV). Our strategy to achieve this objective is based on generating maximum value from our mine operations and projects, growing our reserve and resource base through acquisitions and discoveries, preserving a strong financial capacity and maintaining an active program of shareholder and investor relations.

During 2003, we strengthened our assets and financial position, constructed the Rosebel gold project in Suriname to achieve commercial production on time and on budget in the first quarter of 2004 and produced 522,000 ounces of gold in line with our production targets for the year. At the end of 2003, our financial condition was the best it has been in the last decade, with cash assets of $95 million exceeding our financial obligations. We also generated a profit, thus fulfilling our promise to our shareholders to return the Company to profitability in 2003. During 2003, our stock price rose 77% while the S&P/TSX Canadian Gold Capped Index grew by only 13%.

Our efforts during this period were aimed at positioning Cambior for profitable growth and providing our shareholders with solid returns. We ended the year with net earnings of $0.6 million, a profit for the first time since the gold market collapsed in 1997 and a net improvement over last year's loss of $8.1 million. Most significantly, our fourth quarter was strong, with net earnings of $4.3 million.

Cambior's operating activities generated cash flow of $24.2 million. If we value the 51,919 ounces of gold delivered against the prepaid gold forward agreement at its book value of $235 per ounce, we obtain an adjusted cash flow of $36.4 million compared to $43.0 million last year, calculated on a similar basis. Niobec continued to be a strong contributor to operating cash flow.

Our 2003 results were negatively affected by a number of factors during the year. Internally, the failure of the main hoist at the Doyon mine early in the year drove up operating costs and hampered production at the mine for a six-week period. Externally, we were subject to the same tough economic factors that affected many Canadian companies, namely the strength of the Canadian dollar against the US currency, and high energy prices that drove up the price of many consumables. While a stronger Canadian dollar does not impact our operations outside Canada, it inflates the costs for our Canadian operations when they are converted into US dollars for reporting purposes. With the startup of the Rosebel mine in 2004, over two-thirds of Cambior's production will be from South America, substantially reducing the impact of the Canadian/US exchange on our results for 2004.


OUR OBJECTIVE
Increase shareholder value through growth in Net Asset Value (NAV)

President and Chief Executive Officer

Chairman of the Board

### Profiting from a stronger gold market

In 2003, the gold price improved steadily, achieving strong growth due to the weak American dollar in particular and the geopolitical environment in general. The market gold price averaged $363 per ounce in 2003 compared to $310 in 2002. Due to its remaining hedging commitments, Cambior received an average price of $320 per ounce in 2003, generating revenues of $196 million for the year. In line with our objective of providing our shareholders with increased exposure to higher gold prices, we continued our 2002 efforts to reduce our forward gold sales commitments. At the end of 2003, hedging commitments stood at 746,000 ounces, 42% or 540,000 ounces lower than a year earlier and only 18% of our proven and probable reserves. In early 2004, we bought back a further 135,000 ounces in hedging commitments, thus accelerating the reduction program. With a positive outlook for the gold market ahead, we will continue this process, with the objective of being virtually hedge-free by the end of 2004.

To enhance our financial capacity, support development plans for our Canadian operations and the Rosebel gold project and pursue our ambitious exploration and development programs, we strengthened our financial position in 2003 through a successful $72 million share offering. The proceeds of this financing were supplemented by $44 million in additional equity from the exercise of warrants during the year. With a stronger balance sheet in hand, we negotiated with our lenders to completely eliminate the mandatory gold hedging requirement imposed on future production.

### Investing in our future

Capital expenditures totalled $107 million in 2003, substantially higher than the $30 million invested in 2002. The development and construction of the Rosebel project accounted for $87 million of the total, with a further $17 million allocated to sustaining capital and exploration and development drilling at Cambior's Canadian operations.

Our 2003 exploration expenditures were fruitful, generating the virtual renewal of our proven and probable mineral reserves, which ended the year at 4.1 million ounces of gold contained, essentially unchanged from a year earlier. At the same time, we achieved substantial gains in all categories of mineral resources through mine site exploration and development drilling at our Canadian operations, and most notably with the acquisition of the Camp Caiman deposit through the successful merger with Ariane Gold Corporation last November. The Camp Caiman project currently hosts measured and indicated mineral resources of 1.2 million ounces of gold. With the preparation of a feasibility study scheduled for October 2004, these resources will be upgraded, boosting Cambior's reserves to over 5 million ounces of gold.

For 2004, given Cambior's improved financial condition and the favourable gold market, we are stepping up our exploration activities. We have allocated $25 million for exploration and development for the year, 66% more than last year. Exploration will remain focused on or near the Company's mine sites and advanced projects. Approximately $16.4 million will be spent at our mines

## OUR STRATEGIES

Maximize value of mine operations and projects

Grow reserve / resource base through acquisitions and discoveries

Maintain financial capacity

Maintain active investor relations program

and advanced projects and will therefore be capitalized. Rosebel and Camp Caiman will be aggressively explored, with budgets of $4.0 million and $5.2 million respectively, in order to increase their mineral reserves and resources so that we can maintain and perhaps even increase gold production over the medium term. We will also drive a 2.6-km exploration drift from level 14 of the Doyon mine to the eastern edge of the Doyon property to reach the Westwood area by the end of 2006, carrying out underground exploration drilling as the drift progresses. On the Westwood property, we will continue drilling this area at depth from surface. More broadly, grassroots exploration will continue in the Abitibi area, in the Huamachuco region of Peru near the Alto Chicama gold discovery, and at our exploration properties in French Guiana and Guyana. Finally, we plan to begin exploring the properties adjacent to the Rosebel concession.

### Rosebel — now in operation

On February 11, 2004, the Rosebel mine began processing ore on a sustained basis. Commercial production will be reached in the first quarter of 2004. The mine has a stockpile of approximately 750,000 tonnes of ore available for processing. Cambior began the $95 million construction and development of the Rosebel project in January 2003. By the end of January 2004, with the project schedule and capital expenditures in line with the original plan, $93.6 million had been spent on the project. The mine operating cost for 2004 is estimated at $184 per ounce.

The mill startup is in accordance with our plans, and is the culmination of outstanding efforts from our construction and development team, suppliers and contractors, as well as the support of the Suriname authorities and communities surrounding the project site.

### Innovation and continuous improvement

In 2003, we continued our efforts to reinforce our continuous improvement program involving all of our employees. This effort resulted in an investment of over 22,000 hours of training. Our overall objective for the past two years was to formalize a Kaizen-based production system that incorporated our existing innovation practices. As part of this program, all employees attended a two-day seminar that reviewed various aspects of the mining business as well as Cambior's strategies and objectives. These activities served to develop and empower employees, who are willing and able to streamline all aspects of our processes. The workshop results exceeded our expectations. With the process now well underway, the impact of this initiative should be reflected in our future operating costs.

### Outlook 2004

The gold price increased by 17% in 2003 to finish the year at $417 per ounce. We believe that the fundamentals will support its upward trend. The geopolitical environment, weak American dollar, low real interest rates, flat worldwide gold production, producer de-hedging and generally positive sentiment of investors towards the gold market are all among the fundamentals that exert a positive influence on the price of gold.



Raynald Vézina Senior Vice President, Canada



Réjean Gourde Senior Vice President, Guiana Shield

Applying our continuous improvement and innovation program to contain costs

The objective and strategic priorities for 2004 described at the beginning of this report are similar to those set in 2003. Our efforts will focus on:

- Starting up the Rosebel mine;
- Producing over 700,000 ounces of gold;
- Cutting costs to offset the strength of the Canadian dollar;
- Increasing gold reserves and resources through discoveries and acquisitions;
- Advancing the Camp Caiman project to the construction phase;
- Reducing hedging commitments by 700,000 ounces.

In 2004, we will strive to improve our work safety performance, maintain our excellent environmental performance and build on our relationship with the various stakeholders in our operations. At the same time, we will move forward with our continuous improvement and innovation efforts.

## Hats off to our employees

We would like to thank all of our employees for their hard work and commitment to Cambior. They are the heart of our success, and it is through their involvement that we will continue to improve our activities for the benefit of our shareholders. Over 400 of our employees now own shares in Cambior, giving them a direct stake in our future.

We would also like to note the departure of two board members during 2003, Messrs David Mosher and Todd Bruce. In addition, Messrs Jonathan C. Goodman and Hiroshi Otsuka will not be standing for reelection in 2004. We thank them for their valuable contributions during their time as directors, and wish them well in their future endeavours.

Respectfully submitted,

**Guy G. Dufresne**
Chairman of the Board

**Louis P. Gignac**
President and Chief Executive Officer

February 18, 2004

Making sound governance a priority



Marc Dagenais Vice President, Legal Affairs



Lucie Desjardins Corporate Secretary and Senior Legal Counsel

# Rosebel *will be Cambior's largest mine in 2004*





Robert Ménard Vice President, Projects and Construction

Project construction completed on time and on budget

Commercial production in the 1st quarter of 2004

2004 target production of 245,000 ounces of gold at a mine operating cost of $184 per ounce

# now in operation

## *applying Cambior's Omai expertise in the Guiana Shield*



- Reserves of 2.4 million ounces of gold
- Excellent potential to increase reserves and resources over time
- $10 million exploration program in 2004-2005



Denis Miville-Deschênes Vice President,
Rosebel Gold Mines N.V.

# Open-pit mining,
## *in the Guiana Shield, an opportunity for growth*



- 2003 production of 522,000 ounces, half from open pits and half from underground mines
- 2003 average mine operating cost of $241/oz
- 2003 CAPEX of $107 million
- Omai expertise an advantage at Rosebel

# Underground mining

## *digging deeper to maximize value*



Record production target of 705,000 ounces for 2004 at a mine operating cost of $221 per ounce, two-thirds from open pits and one-third from underground mines

2004 CAPEX budget of $49 million

Total proven and probable reserves: 4.1 million ounces

Total measured and indicated resources: 2.8 million ounces



# Exploration

## *investing to grow our resource and reserve base*



François Viens Vice President, Business Development and Exploration

2003 exploration and development expenditures of $15 million

2004 exploration and development budget of $25 million, a 66% increase over 2003

New reserves and resources found in 2003

# Sustainability

## *more than just mining — improving quality of life*



Cambior — a proud economic partner with our local communities



Serge Vezina Vice President, Industrial Engineering and Environment



Normand Bedard Vice President, Human Resources

# Delivering
*shareholder value*

## Financial Review





Pierre Béliveau Corporate Controller



Bryan A. Coates Vice President, Finance and Chief Financial Officer

# Management's Discussion and Analysis

Cambior's management discussion and analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted.

### Caution Concerning Forward-Looking Statements

This MD&A contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, use of hedging and non-hedge derivative instruments, future commercial production, production targets, timetables, mine operating costs, capital expenditures, work programs, exploration budgets, mineral reserve and resource estimates and outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Company's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

## CAMBIOR INC.

Cambior is engaged in exploration, development and mining of gold deposits in North and South America. The Company holds a 50% interest in a niobium mine and from time to time reviews the potential production of other metals and minerals to complement its gold mining operations.

Highlights for 2003 were:

- Production of 521,500 ounces of gold at a mine operating cost of $241 per ounce;
- Cash flow from operating activities of $24.2 million and a net profit of $600,000;
- Proceeds of $117 million through the issuance of shares;
- Acquisition of the Camp Caiman gold project in French Guiana.

The Company's activities were largely focused on the construction and development of the Rosebel project, which is scheduled to reach commercial production in the first quarter of 2004. Following the successful commissioning of the Rosebel project, Cambior expects to produce a record 705,000 ounces of gold in 2004.

## OBJECTIVE AND STRATEGY

Cambior is focused on providing a superior rate of return to its shareholders through the appreciation of its shares, which trade on the TSX and AMEX.

The Company believes that its share price is a reflection of its net asset value, and aims to maximize this value by implementing the following strategies:

1. Maximize value of mining operations and projects
   - Successfully maximizing the output from ore deposits in a cost effective, safe and environmentally sound manner, while respecting the communities where it operates.
2. Grow reserve/resource base
   - Increasing the Company's reserves and resources through the discovery of new deposits, delineation of further reserves at current operating mines and projects, and acquisition of new deposits and mining operations.
3. Maintain financial capacity
   - Ensuring that the Company has the cash reserves and access to financial markets required to support its capability of finding, developing and expanding mining projects.
4. Maintain active investor relations program
   - Communicate the Company's activities and financial and operating performance to the financial markets in a timely and transparent manner to enable the markets to accurately assess the Company's value.

# Management's Discussion and Analysis (continued)

### Key Performance Indicators

The Company measures its performance through key indicators that include the following production and financial results:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Gold ($/oz) | | | |
| - Average market price | **363** | 310 | 271 |
| - Average realized price | **320** | 308 | 289 |
| Gold production (oz) | **521,500** | 568,800 | 614,900 |
| Exchange rate (US $/Cdn $) | **1.4015** | 1.5704 | 1.5484 |
| Mine operating costs ($/oz) | **241** | 223 | 212 |
| Revenues ($ millions) | | | |
| - Gold | **165.9** | 178.6 | 178.8 |
| - Niobium | **22.5** | 23.5 | 18.7 |
| Net earnings (loss) ($ millions) | **0.6** | (8.1) | (8.2) |
| Cash flow from operating activities ($ millions) | **24.2** | 30.8 | 81.3 |
| Adjusted cash flow[(1)] ($ millions) | **36.4** | 43.0 | 32.4 |
| Capital investments ($ millions) | **107.2** | 30.2 | 19.7 |
| Cash and short-term investments ($ millions) | **95.2** | 42.8 | 14.6 |
| Total debt ($ millions) | **64.2** | 28.0 | 51.1 |
| Deferred revenue ($ millions) | **24.4** | 36.6 | 48.9 |
| Shareholders' equity ($ millions) | **336.2** | 162.6 | 111.5 |
| Proven and probable reserves (oz millions) | **4.1** | 4.2 | 3.8 |
| Measured and indicated resources (oz millions) | **2.8** | 1.8 | 0.5 |
| Inferred resources (oz millions) | **2.6** | 2.0 | 1.0 |
| Share price (closing price) | | | |
| - US $ | **3.10** | 1.43 | 0.44 |
| - Cdn $ | **3.99** | 2.25 | 0.71 |

(1) *Cash flow from operations less deferred revenue. See reconciliation on page 24 under Consolidated Cash Flows.*

## GOLD AND NIOBIUM MARKETS

The Company's revenues are generated predominantly from the sale of gold, with the remaining portion from the sale of ferroniobium, a strengthening additive used in the steel alloy industry.

### Gold Market

The gold market is relatively small in comparison to other major commodities, and is influenced by:

1) Demand from the jewellery sector;
2) Investment demand and sales;
3) Mine supply and producer hedging and de-hedging transactions;
4) Central bank sales;
5) The geopolitical environment
6) Global economic growth and stability of financial markets.

The gold market is characterized by substantial above-ground reserves that can dramatically affect the price should a portion of these reserves be brought to market. The significant holders of these gold reserves are central banks. In September 1999, some of the large European central banks that had indicated a desire to convert some of their reserves into cash entered into an agreement ("the Washington Agreement") to ensure an orderly disposition. That agreement has negated the impact of the sudden supply to the marketplace that had depressed the price of the commodity. The Washington Agreement is due to expire in 2004, but consensus is that it will be renewed for a similar period, with additional participants joining the current group of 15 signatories. The renewal should provide for continued stability in the marketplace.

The relatively small size of the gold market can result in significant fluctuations based on major changes in supply and demand. The gold price fluctuations for the past 25 years based on the London Bullion Market Price are shown below:

**Gold Price — London PM Fix (US $/oz)**


1000
800
600
400
200
0
79
81
83
85
87
89
91
93
95
97
99
01
03

During 2003, the gold price continued a steady upward trend from a low of $255 reached in 2001. Gold traded between $320 and $416 during the year, and averaged $363 compared to $310 in 2002 and $271 in 2001.

The major factors that affected the gold price favorably during the year were:

- Continued devaluation of the US dollar against other currencies, particularly the Euro;
- Geopolitical tensions in the Middle East and the war on terrorism;
- Low interest rates that reduced the opportunity cost of holding gold as an investment;
- Producer de-hedging activities; and
- Increased investment demand by speculators and investors.

The above factors outweighed the lower demand in the jewellery sector.

In the past, the Company has used various instruments to reduce the volatility of its revenues and secure the cash flows from its operating mines. The Company's lenders imposed the establishment of a revenue protection program as part of the debt refinancing program in 2001, requiring that 70% of production until 2005 be protected at a minimum price of $290 per ounce. The Company was required to implement this program in a period of low prices in 2001. Although the hedging covenant was reduced on two occasions, the program prevented the Company from fully participating in the rise in the price of gold during the past two years.

During 2003, the Company's average realized price was $320 per ounce compared to an average market price of $363 per ounce. In prior years, the average realized price was similar to the market price or higher. Benefiting from an improved financial position following the Cdn $100 million share issue in August 2003, the Company was able to eliminate the lenders' requirement to maintain a revenue protection program. Furthermore, the Company adopted a new policy in August 2003 that will provide full exposure to the market price for its gold production. This new policy will increase the volatility of the Company's revenues and profitability and require the Company to reduce its level of debt related to project development. The production at the Rosebel project is unhedged.

The Company has reduced its commitments under the revenue protection program over the past three years, and expects to continue this process to arrive at net commitments of only 52,000 ounces at the end of this year. During the next few years, the Company expects its profitability to be adversely affected as the reduction in these commitments will be deferred and recognized at the original designation date of the various hedge instruments in the operations statement.

### Gold Hedging


Commitments
(ounces)
2.0
1.5
1.0
0.5
0
1.9 M @ $306/oz
1.3 M @ $301/oz
0.7 M @ $306/oz
52,000 oz
Dec 01
Dec 02
Dec 03
Dec 04
Target

### Gold Market Outlook

The Company's outlook for the gold price in the medium term remains positive. The US dollar is expected to fall further during the year, affected by the current account deficit, the Federal Reserve's policy to maintain interest rates, growing budget deficits and national debt. The Company also expects the gold price to continue to benefit from flat to declining supply resulting from lower mine production and producer de-hedging.

### Niobium Market

The Niobec Joint Venture's 15% share of the niobium market was impacted in the past year by adverse market conditions in the North American steel industry. The poor financial conditions of certain companies resulted in a highly competitive pricing environment. Cambior is trying to offset the loss of North American market share by developing new customers in Asia. The niobium market price is strongly influenced by a large producer that has approximately 70% of the global market.

## CONSOLIDATED OPERATIONS

During 2003, the Company realized net earnings of $0.6 million ($0.00/share), compared to losses of $8.1 million ($0.06/share) and $8.2 million ($0.09/share) incurred in 2002 and 2001, respectively.

# Management's Discussion and Analysis (continued)

The table below summarizes the operating profit from mining operations:

| (in millions of $) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues | **195.7** | 204.2 | 198.2 |
| Operating costs | **145.2** | 146.6 | 144.7 |
| Refining and transportation | **2.1** | 2.3 | 2.1 |
| Royalties | **5.4** | 5.4 | 4.6 |
| Mining operations | **152.7** | 154.3 | 151.4 |
| Depreciation, depletion and amortization | **28.0** | 28.8 | 34.9 |
| Total mine expenses | **180.7** | 183.1 | 186.3 |
| Operating profit | **15.0** | 21.1 | 11.9 |

The decrease in mine operating profit in 2003 was due to a decline in gold ounces sold resulting from lower gold output at Omai, higher costs at the Canadian operations arising from the strength of the Canadian dollar and a production hoist failure at the Doyon mine, and higher energy costs. All of these factors were nonetheless partially compensated for by a higher average realized gold price.

## NET EARNINGS (LOSS)

Net earnings (loss) and per share data for the past three years were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net earnings (loss) ($ millions) | **0.6** | (8.1) | (8.2) |
| Per share ($) | | | |
| - Basic | **0.00** | (0.06) | (0.09) |
| - Diluted | **0.00** | (0.06) | (0.09) |

## REVENUES

Revenues for the past three years were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Ounces of gold sold | **516,800** | 578,500 | 626,800 |
| Revenues ($ millions) | | | |
| Gold | **165.9** | 178.6 | 178.8 |
| Niobium | **22.5** | 23.5 | 18.7 |
| Investment and other income | **7.3** | 2.1 | 0.7 |
| Total | **195.7** | 204.2 | 198.2 |

Despite a higher realized price on gold sales, revenues declined in 2003 due to a planned decrease in production at the Omai mine arising from the depletion of soft ore feed to the mill and reduced throughput. The realized gold price per ounce averaged $320 in 2003, $308 in 2002 and $289 in 2001. In 2002, revenues improved over the previous year, with a higher realized price on gold sales more than offsetting the decline in quantity sold ensuing from lower Omai mine output. Higher niobium sales in 2002, following the completion of a plant expansion in 2001, also contributed to improved 2002 revenues.

Investment and other income increased by $5.2 million in 2003, mainly due to gains on foreign exchange, gains on sales of marketable securities and higher contract mining revenues.

Gold production and unit mine operating costs were:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Ounces | $/oz | Ounces | $/oz | Ounces | $/oz |
| Omai mine | **271,000** | **220** | 319,600 | 221 | 354,300 | 214 |
| Doyon Division | **217,200** | **267** | 216,200 | 228 | 228,700 | 209 |
| Sleeping Giant mine (50%) | **33,300** | **246** | 33,000 | 220 | 31,900 | 217 |
| Total | **521,500** | **241** | 568,800 | 223 | 614,900 | 212 |

### Summary analyses and outlooks for Cambior's operating units are as follows:

## OMAI MINE

Located in Guyana, South America, the Omai mine is Cambior's largest gold mine, representing 52% of the Company's consolidated gold production in 2003. Mine production has been decreasing from a peak of 354,300 ounces in 2001, and the reserves are expected to be fully depleted in late 2005.

The Omai mine is an open-pit operation with a cyanidation and carbon-in-pulp (CIP) processing plant. The plant capacity was reduced as planned in May 2003 from 21,000 to 15,500 tonnes per day following the depletion of soft ore.

The mine operations are subject to a 5% royalty on gold production, payable in kind to the Government of Guyana.

In 2003, the Omai mine produced 271,000 ounces of gold, in line with the original 2003 mine plan. The mill processed 5.7 million tonnes of ore (15,750 tonnes per day) at an average grade of 1.61 g Au/t. To date, the Omai mine has produced a total of 3.2 million ounces of gold.

## Omai Operating and Financial Statistics

| | 2001 | 2002 | 2003 | Target 2004 |
|---|---|---|---|---|
| Tonnage mined (000 t) | 21,815 | 17,811 | **8,503** | 5,154 |
| Tonnage milled (000 t) | 7,903 | 7,727 | **5,748** | 5,719 |
| Grade milled (g Au/t) | 1.5 | 1.4 | **1.6** | 1.4 |
| Gold recovery (%) | 93 | 92 | **92** | 91 |
| Production (oz Au) | 354,300 | 319,600 | **271,000** | 234,000 |
| Direct mining cost ($/oz) | 231 | 224 | **200** | 202 |
| Deferred stripping ($/oz) | (17) | (5) | **18** | 17 |
| Refining and transportation ($/oz) | 2 | 3 | **3** | 3 |
| By-product credits ($/oz) | (2) | (1) | **(1)** | — |
| Mine operating cost ($/oz) | 214 | 221 | **220** | 222 |
| Royalties ($/oz) | 12 | 15 | **18** | 19 |
| Total cash costs ($/oz) | 226 | 236 | **238** | 241 |
| Depreciation ($/oz) | 46 | 39 | **36** | 37 |
| Restoration ($/oz) | 2 | 2 | **2** | 2 |
| Total production cost ($/oz) | 274 | 277 | **276** | 280 |
| Mineral reserves (oz Au) | 947,000 | 629,300 | **359,100** | |

The operating cost per tonne milled was $10.36 for 2003. Direct mining costs declined to $200 per ounce as head grade improved, reflecting the direct feed grade from the Fennell pit, with the low-grade soft rock stockpile supplying only 3% of the mill feed. In 2003, a portion of the mill was dismantled and transferred to the Rosebel project. The installation of additional secondary crushing equipment allowed hard rock throughput at Omai to be maintained.

Mineral reserves at Omai declined over the year, as the mine was able to replace only 9% of the gold produced in 2003. Estimated at $350 per ounce, the mineral reserves stood at 359,100 ounces of gold contained at year-end 2003, with about half located in the Fennell pit. Unless a new ore body is identified through the ongoing exploration program, the mine will complete its activities in the second half of 2005.

Exploration work continued on the Omai River and Quartz Hill properties, adjacent to the Omai mine concession. Exploration expenditures totalled $1.0 million in 2003 and consisted mainly of 32 diamond drill holes for a total of 7,900 metres. No significant results have been obtained to date.

### Outlook

For the next twenty months, the Omai mine will be a significant generator of free cash flow. In 2004, the Omai mill is scheduled to process 5.7 million tonnes of ore grading 1.4 g Au/t at a recovery rate of 91%. The production target for 2004 is 234,000 ounces of gold at an estimated mine operating cost of $222 per ounce, including a non-cash charge of $17 per ounce for deferred stripping capitalized in previous years. The lower gold production for 2004 is mainly due to a lower head grade following the depletion of the Fennell pit in the third quarter. Subsequent mill feed in the fourth quarter will come from low-grade ore stockpiles averaging 0.9 g Au/t accumulated during the initial years of production. No capital expenditures are expected for the remainder of the mine life.

The Company is scheduled to invest $1.0 million in exploration around the Omai mine to find additional ore reserves. Efforts are also being deployed to utilize the Company's assets and trained workforce to generate additional revenues. Since 2000, the Company has been providing contract mining services to Guyanese bauxite mines.

The Company has also initiated its restoration program, and will step up its efforts to maximize the work done during the operating period to reduce the overall cost. The closure plan has been approved by the Government of Guyana and is expected to cost approximately $4.5 million, of which $3.3 million has been provided for to date in the Company's balance sheet.

# Management's Discussion and Analysis (continued)

## DOYON DIVISION

The Doyon Division is comprised of two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometres east of Rouyn-Noranda, in the Province of Québec, Canada. The Doyon property alone covers an area of approximately 2,870 hectares.

In 2003, the Doyon Division produced 217,200 ounces of gold, similar to 2002 production. Mine operating costs for 2003 were $267 per ounce. The mill processed 1.3 million tonnes of ore (3,500 tonnes per day) at an average grade of 5.6 g Au/t.

The hoisting capacity of the Doyon mine was affected by a mechanical failure of the main production hoist in late February. The incident impacted operating costs and production for six weeks, as underground ore had to be trucked to surface via the ramp access. The ore production shortfall was partially offset by increased production from the Mouska mine, and the processing of ore from the low-grade stockpile.

### Doyon Division Operating and Financial Statistics

| | 2001 | 2002 | 2003 | Target 2004 |
|---|---|---|---|---|
| Tonnage milled (000 t) | | | | |
| Underground mines | 1,178 | 1,248 | **1,123** | 1,139 |
| Open pit | — | — | **—** | 48 |
| Low grade stockpile | 161 | 39 | **155** | 133 |
| Total | 1,339 | 1,287 | **1,278** | 1,320 |
| Grade milled (g Au/t) | | | | |
| Underground mines | 6.2 | 5.6 | **6.2** | 5.3 |
| Open pit | — | — | **—** | 1.9 |
| Low grade stockpile | 1.0 | 1.0 | **1.0** | 1.0 |
| Average | 5.6 | 5.5 | **5.6** | 4.7 |
| Gold recovery (%) | 96 | 96 | **95** | 96 |
| Production (oz Au) | 228,700 | 216,200 | **217,200** | 192,000 |
| Direct mining cost ($/oz) | 209 | 228 | **267** | 264 |
| Refining and transportation ($/oz) | 1 | 1 | **1** | 1 |
| By-product credits ($/oz) | (1) | (1) | **(1)** | (2) |
| Mine operating cost ($/oz) | 209 | 228 | **267** | 263 |
| Royalties ($/oz) | 1 | 2 | **2** | — |
| Total cash costs ($/oz) | 210 | 230 | **269** | 263 |
| Depreciation ($/oz) | 67 | 63 | **71** | 81 |
| Restoration ($/oz) | 6 | 5 | **5** | 7 |
| Total production cost ($/oz) | 283 | 298 | **345** | 351 |
| Mineral reserves (oz Au) | 1,430,900 | 1,366,300 | **1,258,500** | |

Capital expenditures for the Doyon Division totalled $10.6 million in 2003.

As part of its consideration for the acquisition of the residual 50% interest in the Doyon mine in 1998, Cambior granted Barrick Gold Corporation a price participation interest of 24.75% of the surplus of the average annual gold price over $375 on the first 2.6 million ounces of gold production. As of December 31, 2003, no payment had been made, and 1,513,000 ounces remained subject to the agreement.

Current proven and probable mineral reserves at the Doyon Division stand at 6.8 million tonnes grading 5.8 g Au/t, representing 1.3 million ounces contained. During the past year, the Company identified resources in close proximity to the Doyon shaft infrastructure that are anticipated to be converted into reserves in 2004.

### Outlook

The 2004 production target for the Doyon Division is 192,000 ounces of gold at an estimated mine operating cost of $263 per ounce. The decline in production and rise in operating costs are related to a planned 10-month shutdown of the Mouska mine from January to October 2004 to allow for the deepening of the internal shaft, as well as the strength of the Canadian dollar against the US currency. The mill is expected to process 1.3 million tonnes at a grade of 4.7 g Au/t.

Capital expenditures for 2004 are estimated at $17.8 million, mainly for shaft deepening expenditures at Mouska ($6.5 million) and for underground exploration and mineral reserve development in the extensions of the mineralized zones and the new J Zone at Doyon ($7.7 million). The 2004 exploration program (surface and underground) and mineral reserve development program will include more than 50,000 metres of diamond drilling. Drilling will focus on the search for new mineral reserves and resources at depth and on the extensions of the known ore zones.

## SLEEPING GIANT DIVISION

The Sleeping Giant mine in northwestern Québec, Canada, is a high-grade, vein-type underground gold mine managed by Cambior under a joint venture with Aurizon Mines Ltd. (50%).

For 2003, Cambior's share of production from the Sleeping Giant mine totalled 33,300 ounces of gold, the same as in 2002 and 7% more than forecast in the original 2003 mine plan, due to higher grades in the Zone 8 area of the mine. Mine operating costs for the year were $246 per ounce. The increase in operating costs is mainly due to the strengthening of the Canadian dollar against the US dollar.

### Sleeping Giant Operating and Financial Statistics

| Cambior's 50% interest | 2001 | 2002 | 2003 | Target 2004 |
|---|---|---|---|---|
| Tonnage milled (000 t) | 107 | 101 | **88** | 98 |
| Grade milled (g Au/t) | 9.6 | 10.5 | **12.1** | 11.4 |
| Gold recovery (%) | 97 | 97 | **97** | 97 |
| Production (oz Au) | 31,900 | 33,000 | **33,300** | 34,000 |
| Direct mining cost ($/oz) | 221 | 225 | **251** | 261 |
| Refining and transportation ($/oz) | 1 | 2 | **2** | 2 |
| By-product credits ($/oz) | (5) | (7) | **(7)** | (7) |
| Mine operating cost ($/oz) | 217 | 220 | **246** | 256 |
| Royalties ($/oz) | — | — | **—** | — |
| Total cash costs ($/oz) | 217 | 220 | **246** | 256 |
| Depreciation ($/oz) | 44 | 46 | **53** | 71 |
| Restoration ($/oz) | 1 | 1 | **5** | 5 |
| Total production cost ($/oz) | 262 | 267 | **304** | 332 |
| Mineral reserves (oz Au) | 79,100 | 77,400 | **79,200** | |

During the year, Cambior's share of capital expenditures totalled $4.4 million, principally related to the mine deepening program on three levels. The shaft deepening was completed in late December, and related infrastructure will be developed in the first quarter of 2004.

Cambior's 50% share of the mineral reserves stands at 209,000 tonnes at 11.8 g Au/t, representing 79,200 ounces of gold contained.

### Outlook

Cambior's share of the target 2004 production is 34,800 ounces of gold at an estimated mine operating cost of $256 per ounce. Unit costs are expected to be higher than last year due to additional stope preparation and the strength of the Canadian dollar relative to the US currency.

A 31,000-metre reserve development drilling program will continue in 2004 on Zones 3, 8, 16 and 30 in order to extend the known reserves and resources. An 11,000-metre exploration program is planned for the high-potential areas of the mine (Zones 30 West, 7 and 8) to find additional reserves and resources. Cambior's share of capital expenditures for 2004 is estimated at $3.0 million, including $1.0 million to complete the development program associated with the mine deepening project.

## NIOBEC DIVISION

The Niobec mine in northeastern Québec, Canada, is jointly owned by the mine operator Sequoia Minerals Inc. (50%) and Cambior (50%), which is responsible for the worldwide marketing of the ferroniobium. Niobec is the only niobium producer in North America and the third largest in the world. The milling capacity of the Niobec mine is 3,500 tonnes per day. The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. Ferroniobium is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance.

Cambior's share of 2003 niobium sales from the Niobec mine totalled $22.2 million with an operating cash flow of $8.2 million. Sales were slightly lower in 2003 due to a difficult steel market in North America and a lower niobium price on world markets.

During the year, Cambior's share of capital expenditures totalled $1.7 million, mainly for a new tailings pond, underground mobile equipment and underground infrastructure development.

# Management's Discussion and Analysis (continued)

Cambior's share of proven and probable mineral reserves at the Niobec mine currently totals 11.3 million tonnes at an average grade of 0.65% $Nb_2O_5$, basically unchanged from last year. The Niobec mine has had an excellent history of mineral reserve renewal over the 27 years that it has been in operation. There is a high probability that the deposit extends at depth. More than 90% of the current mineral reserves are located above level 1450 and can be mined using the existing underground infrastructure, minimizing the development expenditures required for their extraction. The mine life is approximately 18 years based on current reserves.

### Outlook

Niobium revenues and cash flow for 2004 are expected to be slightly higher than in 2003 on the basis of higher sales forecasts. Cambior's share of sustaining capital for the year is estimated at $1.2 million.

## ROSEBEL PROJECT

The Rosebel project is located in Suriname, South America, some 100 kilometres south of Paramaribo, the country's capital city. Cambior has been involved in the Rosebel project since 1994, earning a 50% interest through the funding of exploration and development. The Company acquired the remaining 50% interest from Golden Star Resources Ltd. in 2002 for $8 million and a 10% price participation interest over a certain threshold as described in Note 17 to the financial statements. Following a positive feasibility study completed in 2002, Cambior, through its subsidiary Rosebel Gold Mines N.V., initiated the construction and development of a 12,000 tonne-per-day mine in 2003. The project included the construction of a processing plant similar to Cambior's existing facilities at the Omai mine, maintenance and warehouse facilities, a camp, a hydro-electric line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure. The aggressive construction program was completed in February 2004 and commercial production is scheduled to begin in the first quarter of 2004. Approximately $87 million of the $95 million construction and development budget was expended in 2003.

The Government of Suriname participates in the Rosebel project through:

- A 2% royalty payment on gold production;
- A 6.5% participation in the excess gold price over $425 per ounce; and
- 5% of the dividends paid by the operating company, after full repayment of the capital.

Rosebel Gold Mines will also contribute 0.25% of gold production to a foundation to promote the development of natural resources in the country.

The development of the Rosebel project is a key milestone in Cambior's history as it allows the Company to increase production to over 700,000 ounces in 2004, and provides a replacement for the Omai mine. The open-pit operation is very similar to Omai, with the deposits hosted in a comparable geological context. Cambior can apply the knowledge and expertise gained from the Omai operations and benefit from synergies with other activities in the Guiana Shield to maximize the returns to its shareholders.

The Rosebel project has the following characteristics:

- Probable mineral reserves: 47 million tonnes at 1.6 g Au/t; 2.4 million ounces of gold contained;
- Planned average annual gold production: 220,000 ounces at approximately $215 per ounce;
- Current projected mine life: 10 years;
- Initial capital cost: $95 million;
- Commercial production: first quarter of 2004;
- Projected workforce: 600 people during production.

Cambior also believes that there is excellent potential to increase reserves at the project and on the adjacent properties, Headley's Reef and Thunder Mountain, acquired as part of the transaction with Golden Star Resources Ltd. in 2002.

Initially, ore throughput at the Rosebel processing plant is expected to be 14,000 tonnes per day as the plan is to process the upper portion of the deposits, which do not require crushing capacity. The feasibility study provides for the processing rate to decrease to 12,000 tonnes per day in the second year of operations and thereafter as more transition and hard rock ore is processed. The ore from the six identified deposits will be mined by open pit using trucks and shovels.

The construction workforce reached a peak of 1,419 employees in 2003, mostly nationals complemented by North American and Caribbean expatriates.

### Outlook

Rosebel is scheduled to process 4.6 million tonnes of ore in 2004 at an average grade of 1.8 g Au/t and a gold process recovery of 93%, for production of 245,000 ounces of gold. It is anticipated that approximately 16.2 million tonnes of ore and waste will be mined. The mine operating cost is expected to be $184 per ounce, higher than in the August 2002 feasibility study due to higher power costs resulting from indexation to the gold price. Total production costs are estimated at $275 per ounce, including $82 in depreciation. The 2004 production figure excludes a permanent gold circuit inventory of 4,000 ounces that will be retained in the carbon-in-leach (CIL) circuit for the duration of the operations. The primary source of mill feed will be the Pay Caro and East Pay Caro deposits, located in the north limb of the Rosebel property, and the Royal Hill deposit, located in the south limb. The waste-to-ore ratio for 2004 is estimated at 1.9:1.

Capital expenditures for 2004 are estimated at $18.8 million, and include amounts to complete the construction program ($6.0 million), acquire mine equipment ($4.3 million) and carry out exploration and development drilling ($4.0 million). A total of 34,000 metres of diamond drilling will be executed between March and December 2004 to expand reserves at the known deposits and find new deposits.

## OTHER EXPENSES

### Exploration and Business Development

With ongoing improvements in its financial condition, Cambior can commit an increasing amount of capital to the search for new mineral deposits and business opportunities. Cambior believes these efforts will enhance shareholder value. The Company is focused on areas near its current operating structures and on highly prospective areas with extremely favorable geological contexts, such as Peru. When it acquired the Camp Caiman project in French Guiana, the Company also acquired a number of properties with excellent potential for discoveries that could further enhance a future operation at Camp Caiman.

The capital invested in 2003 yielded a discovery at the Westwood project adjacent to the Doyon mine and favorable results at the Gemini-Turgeon project in the Abitibi region of Québec, Canada.

The Company intends to aggressively pursue the discovery of new deposits in 2004. The 2004 exploration and development budget is estimated at $25 million, of which approximately $16.4 million will be capitalized. Exploration and development will remain focused on or near the Company's mine sites and advanced projects. On the Westwood property, Cambior will continue drilling to test the Westwood mineralization at depth, and will initiate a major underground exploration program on the eastern portion of the Doyon property, where a 2.6-km exploration drift will be driven from the 14th level of the mine to the eastern edge of the property, reaching the Westwood area by the end of 2006. A major drilling program is planned to test the Warrenmac and Westwood areas to a vertical depth of 2,000 metres, and will be carried out between mid-2004 and the end of 2007. Cambior will continue exploring in the Abitibi area, near the Alto Chicama gold discovery in the Huamachuco region of Peru, and on its exploration properties in French Guiana and Guyana. It will also initiate exploration programs on the properties adjacent to the Rosebel concession.

The Company is also continuing to evaluate various investment opportunities in the Americas to build on its current operating base.

### The 2004 exploration and development budget is:

| (in millions of $) | |
|---|---|
| Minesites | |
| - Rosebel | 4.0 |
| - Other | 4.5 |
| | 8.5 |
| Advanced Projects | |
| - Camp Caiman | 5.2 |
| - Westwood | 1.7 |
| - Carlota | 1.2 |
| | 8.1 |
| Off-site | |
| - Canada (net of government funding) | 1.8 |
| - Andes | 3.7 |
| - Guiana Shield | 2.9 |
| | 8.4 |
| | 25.0 |

# Management's Discussion and Analysis (continued)

The geographic breakdown of the exploration and business development costs is as follows:

| (in millions of $) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Canada | **1.9** | 1.3 | 0.7 |
| Guyana | **1.0** | 0.5 | 0.8 |
| Peru | **4.5** | 1.8 | 0.7 |
| Suriname | **—** | — | 0.4 |
| Other | **0.2** | 0.6 | 0.8 |
| Total | **7.6** | 4.2 | 3.4 |

The Company finances exploration expenditures from internal cash resources and, in the case of its Canadian exploration activities, from the issuance of flow-through shares.

Flow-through shares are usually issued at a premium to market, as they transfer the deduction for tax purposes to the purchaser of the shares. The Company also benefits from financial assistance from the Québec government for some of its exploration programs in Québec.

## General and Administrative

General and administrative costs amounted to $6.1 million in 2003, compared to $4.8 million in 2002 and $3.9 million in 2001. The higher costs for 2003 and 2002 were mainly attributable to the increase in capital taxes following the issuance of additional shares for financings, enhanced investor relations activities and the implementation of a continuous improvement program. The 2003 costs were also affected by the strengthening of the Canadian dollar against the US currency, as the majority of the general and administrative costs are denominated in Canadian currency. The 2004 costs are expected to be similar to 2003.

## Financial Expenses

In accordance with the Company's accounting policies, interest charges of $1.4 million related to the debt contracted to construct and develop the Rosebel project were capitalized to the project. However, during 2003 the Company wrote off previously deferred financing charges for the 2001 Credit facility following its replacement by the 2003 Credit facility (see "2003 Credit Facility" below).

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Long-term debt ($ millions) | **64.2** | 28.0 | 51.1 |
| Financial expenses ($ millions) | **1.9** | 2.4 | 5.6 |
| Financial expenses – capitalized ($ millions) | **1.4** | — | — |
| Average LIBOR rate (%) | **1.2** | 1.8 | 3.6 |
| Average interest rate on credit facility (%) | **4.3** | 4.0 | 7.7 |

In 2004, financial expenses are expected to amount to approximately $3.1 million and will be charged to operations.

## Writedown of Assets

In accordance with its accounting policy, the Company reviews the carrying value of its assets on an annual basis using the future undiscounted cash flow method. In its evaluation, the Company considers estimated future production from the deposit, metal prices expected to be realized based on long-term forecasts along with the Company's commitments under its revenue protection program, and the projected operating and capital costs in its long-term mine plans.

There were no reductions in asset values in 2002 and 2003. The $5.4 million reduction in carrying value at Omai in 2001 was attributable to the revenue protection program that was put in place to comply with the loan covenant to hedge 70% of the Company's estimated net future gold production during the loan period. The program was finalized in a market environment that did not allow it to meet the $300 per ounce valuation target.

## Non-Hedge Derivative Gain/Loss

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is based on the market price, rate of interest, gold lease rate and volatility. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method.

Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the Consolidated Statement of Operations. This valuation can cause a significant variation in earnings for the period. Because the Company has decided to eliminate the use of optionalities, which are accounted for as non-hedge derivatives, no significant accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to impact earnings after 2004. The table below summarizes the mark-to-market valuations and their impact on earnings in the various year-end periods.

| | Dec. 31 2003 | Dec. 31 2002 | Dec. 31 2001 |
|---|---|---|---|
| Closing gold market price ($/oz) | **417** | 343 | 277 |
| Mark-to-market value of hedge derivative instruments ($ millions) | **(59.7)** | (37.3) | 3.5 |
| Mark-to-market value of non-hedge derivative instruments recognized on the balance sheet ($ millions) | **(7.8)** | (6.4) | 5.3 |
| Estimated mark-to-market value – revenue protection program ($ millions) | **(67.5)** | (43.7) | 8.8 |

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Impact on earnings of non-hedge derivative instruments ($ millions) | | | |
| Mark-to-market value at the end of the year | **(7.8)** | (6.4) | 5.3 |
| Mark-to-market value at the beginning of the year | **(6.4)** | 5.3 | 6.1 |
| | **(1.4)** | (11.7) | (0.7) |
| Realized loss arising from the exercise of call options sold | **(1.1)** | — | — |
| Deferred non-hedge derivative loss related to the conversion of non-hedge derivative instruments into hedge derivative instruments | **—** | (5.1) | — |
| Realized gain resulting from the lease rate swap contracts | **3.1** | — | — |
| Non-hedge derivative gain (loss) | **0.6** | (16.8) | (0.7) |

### Income and Mining Taxes

As a result of higher asset values for tax purposes than accounting values (higher undepreciated tax pools) and accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations in Canada. The value of the excess tax values over accounting book value and the accumulated tax losses have not been recognized on the Company's balance sheet. Details of tax pools available to offset future income taxes are outlined in Note 16 to the Company's consolidated financial statements.

## QUARTERLY REVIEW

The following table shows selected results by quarter for the last eight quarters.

| (unaudited) | First quarter 2002 | Second quarter 2002 | Third quarter 2002 | Fourth quarter 2002 | Year 2002 | **First quarter 2003** | **Second quarter 2003** | **Third quarter 2003** | **Fourth quarter 2003** | **Year 2003** |
|---|---|---|---|---|---|---|---|---|---|---|
| (in millions of $) | | | | | | | | | | |
| Total revenues [1] | 49.5 | 48.8 | 52.6 | 53.3 | 204.2 | **45.6** | **43.2** | **47.2** | **59.7** | **195.7** |
| Cash flow from operating activities | 9.2 | 0.1 | 9.0 | 12.5 | 30.8 | **0.5** | **1.7** | **4.6** | **17.4** | **24.2** |
| Adjusted cash flow [2] | 12.2 | 3.2 | 12.1 | 15.5 | 43.0 | **3.6** | **4.7** | **7.7** | **20.4** | **36.4** |
| Adjusted earnings (loss) before non-hedge derivative gain (loss), loss on foreign exchange from reduction in net investment and income and mining taxes [1] | 1.5 | 0.8 | 3.3 | 4.0 | 9.6 | **(3.9)** | **(3.6)** | **1.7** | **5.3** | **(0.5)** |
| Net earnings (loss) | (10.4) | (3.1) | 4.0 | 1.4 | (8.1) | **(2.3)** | **(2.1)** | **0.7** | **4.3** | **0.6** |
| Basic net earnings (loss) per share ($) | (0.10) | (0.02) | 0.03 | 0.01 | (0.06) | **(0.01)** | **(0.02)** | **0.01** | **0.02** | **0.00** |
| Diluted net earnings (loss) per share ($) | (0.10) | (0.02) | 0.02 | 0.01 | (0.06) | **(0.01)** | **(0.01)** | **0.00** | **0.02** | **0.00** |
| Basic weighted average number of common shares outstanding (millions) | 107.3 | 140.9 | 154.7 | 156.6 | 140.1 | **164.2** | **170.9** | **193.1** | **222.9** | **188.0** |
| Effect of dilutive stock options (millions) | — | — | 1.1 | 1.2 | — | **—** | **—** | **2.4** | **3.3** | **2.0** |
| Effect of dilutive warrants (millions) | — | — | 1.6 | 0.5 | — | **—** | **—** | **0.1** | **1.4** | **0.6** |
| Diluted weighted average number of common shares outstanding (millions) | 107.3 | 140.9 | 157.4 | 158.3 | 140.1 | **164.2** | **170.9** | **195.6** | **227.6** | **190.6** |
| Number of ounces produced (000) | 149 | 137 | 150 | 133 | 569 | **134** | **121** | **124** | **143** | **522** |
| Mine operating cost ($/oz) | 207 | 233 | 216 | 240 | 223 | **252** | **244** | **238** | **230** | **241** |

(1) *In the fourth quarter of 2003, the Company decided to classify realized gains resulting from lease rate swap contracts in the "non-hedge derivative gain (loss)" caption of the statement of operations. For the second and third quarter, gains amounting to $1.1 million and $1.5 million respectively that had originally been classified in revenues were reclassified to conform to this presentation.*

(2) *Cash flow from operating activities less deferred revenue (see reconciliation under Consolidated Cash Flows on page 24 of this report).*

# Management's Discussion and Analysis (continued)

## CONSOLIDATED CASH FLOWS

### Operating Activities

Cash flow from operating activities declined in 2003 to $24.2 million from $30.8 million in 2002. Cash flow of $81.3 million for 2001 included net proceeds of $48.9 million collected under the prepaid gold forward sales agreement from undelivered gold and accounted for as deferred revenue. This impacted on the operating cash flows for 2001 to 2003 as the gold was delivered subsequent to the receipt of the total proceeds of the prepaid gold forward sales agreement in 2001, without cash receipts. Consequently, to assist the reader in evaluating the Company's performance for each of these years, the following table presents cash flow from operating activities adjusted for the proceeds from the prepaid gold forward sales agreement as the gold was delivered.

| (in millions of $) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash flow from operating activities | **24.2** | 30.8 | 81.3 |
| Deferred revenue | **—** | — | (55.0) |
| Deferred revenue – as per delivery of gold on the prepaid forward | **12.2** | 12.2 | 6.1 |
| Adjusted cash flow | **36.4** | 43.0 | 32.4 |

In 2003, adjusted cash flow was affected by the reduction in gold production arising from the planned decrease in gold production at the Omai mine, higher operating and exploration costs, and the effect of the stronger Canadian dollar, particularly on conversion of the investment in working capital.

The increase in adjusted cash flow from 2001 to 2002 was due to higher revenues, lower financial charges, a reduction in working capital investment resulting mainly from lower production inventories, and an increase in payables.

In determining cash flow from operating activities, the Company is required to reflect the cash received from gold and foreign exchange contracts delivered at dates different from the original designation date under its hedge accounting policy. The statement of operations recognizes the gain at the original designation date.

### Investing Activities

In its effort to grow its reserve and resource base as well as develop and exploit the ore from its deposits, the Company has embarked on an intensive capital development program. The major highlights for 2003 included:

- $87.1 million development of the Rosebel project;
- New shaft deepening projects at the Sleeping Giant and Mouska mines; and
- Acquisition of the Camp Caiman project.

A summary of investments in property, plant and equipment and proceeds from asset sales is as follows:

| (in millions of $) | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Continuing operations** | | | |
| Canada | | | |
| Doyon Division | **10.6** | 8.1 | 7.6 |
| Sleeping Giant | **4.4** | 1.8 | 1.0 |
| Niobec | **1.7** | 1.2 | 1.0 |
| Omai mine | **(1.5)** | 4.5 | 8.3 |
| Rosebel project development | **87.1** | 12.7 | — |
| Projects and other | **4.9** | 1.9 | 1.8 |
| Sub-total | **107.2** | 30.2 | 19.7 |
| **Discontinued operations** | **—** | — | (12.4) |
| Total | **107.2** | 30.2 | 7.3 |

The Rosebel project investment totalled $87.1 million in 2003 for the construction and development of the deposit. The construction is scheduled for completion in February 2004 and the project should reach commercial production in the first quarter of 2004. The mine is expected to become the Company's most significant contributor to cash flow over the next five years. The Company also intends to carry out an aggressive drilling program to build on the current Rosebel reserve and resource base.

During 2002, the Company completed the acquisition of an additional 50% interest in the Rosebel gold project from Golden Star Resources Ltd. As part of the transaction, Cambior also acquired Golden Star's interest in two exploration properties adjacent to Rosebel and its 30% common share participation in OMAI Gold Mines Limited. Consideration paid by Cambior included:

- $5 million at closing;
- Three payments of $1 million each to be paid in 2003, 2004 and 2005, discounted at an interest rate of 5%; and
- A price participation right of 10% of the portion of the gold price in excess of $300 per ounce for gold production from the soft and transitional ore portions, and in excess of $350 per ounce for production from the hard rock reserve of the Rosebel property, less royalties totalling 2.25%.

Other project expenditures in 2003 and 2002 were related to investments and property maintenance costs at the Carlota copper project.

**Carlota Copper Project**
Located in the Globe-Miami mining district in the heart of Arizona's copper belt, Carlota has mining reserves of 79 million tonnes grading 0.47% copper representing 371,000 tonnes of contained copper. The Company acquired 100% of this asset in 1991. The Company developed a feasibility study over the years and secured the necessary exploitation permits in 1999. The project development was postponed pending improved market conditions. In 2003, the Company initiated a joint feasibility study with BHP Base Metals Inc. to assess the establishment of a joint venture to mine the Carlota deposit and process the ore through leaching pads and an SX-EW (solvent extraction and electrowinning) plant located at the adjacent BHP-owned Pinto Valley mine. The attractiveness of this asset has increased as a result of rising copper prices and high physical demand, especially in Asia. Cambior is pursuing the revitalization of this project with a budget of $1.2 million in 2004. Expenditures include the completion of remaining studies as well as designs and estimates required for the joint BHP/Cambior feasibility study. The feasibility study should be completed in the second half of 2004. The deposit would be mined by open pit and the plant would produce copper cathodes saleable directly to market.

**Camp Caiman Project**
The Camp Caiman gold project lies approximately 45 km southeast of the capital city of Cayenne in French Guiana. A preliminary assessment study performed in 2003 showed that the project contains 1.2 million ounces of measured and indicated resources. The property is considered to have strong potential for the discovery of additional resources.

Capital expenditures on the Camp Caiman project are estimated at $5.2 million for 2004. These expenditures consist mainly of drilling (13,300 metres) to upgrade the mineral resources and prepare a final feasibility study and an environmental impact assessment by the end of the year. Assuming all permits have been obtained from the relevant French authorities, the Camp Caiman gold project is expected to enter the construction phase in 2005 and commence production in 2007.

The Company acquired the Camp Caiman project, along with other assets and liabilities, through a merger agreement with Ariane Gold Corp. ("Ariane"). Under the terms of the agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (Cdn $3.58) each, based on the closing prices of the companies' shares on the Toronto Stock Exchange on the date the transaction was announced. The Company also entitled the holders of 1,265,989 options issued under the Ariane employee stock option plan to obtain equivalent options of Cambior and hold them until their original scheduled expiry.

## The value of the net assets acquired was established as follows:

| (in millions of $) | |
|---|---|
| Assets purchased | |
| Cash and cash equivalents | 3.2 |
| Property, plant and equipment – mining projects | 49.6 |
| | 52.8 |
| Consideration | |
| Net working capital other than cash | 2.1 |
| Cost of Ariane shares held prior to merger | 0.4 |
| Assumption of long-term debt | 9.7 |
| Issuance of Cambior shares | 39.2 |
| Fair value of Ariane common share purchase options converted into Cambior options [1] | 1.4 |
| | 52.8 |

*(1) The options granted pursuant to the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model, taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.*

The acquisition of the Camp Caiman gold project is consistent with Cambior's growth strategy. Cambior is in an excellent position to add value to the project given its 12 years of expertise in the Guiana Shield and the operating synergies with Omai and Rosebel. This project, combined with the Rosebel gold project in Suriname, should maintain a solid level of gold production for Cambior in the Guiana Shield for many years.

**Discontinued Operations**
In 2001, the El Pachón copper project was sold for a total consideration of $15 million, with $13 million paid in September 2001 and $2 million due at the time the purchaser makes a production decision, but no later than September 2005. The $2 million receivable was discounted at a rate of 6.125% and is recorded in investments.

# Management's Discussion and Analysis (continued)

### Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with a maturity of in excess of 120 days. In accordance with accounting pronouncements, these are classified as short-term investments.

### Investments

From time to time, the Company invests in marketable securities of other mining and exploration companies with a potential for capital appreciation. These may be sold upon reaching certain valuation parameters or utilized as a toehold for acquisition, as in the Ariane transaction.

## Financing Activities

During the past three years, Cambior has worked hard at improving its balance sheet to ensure that it has the financial strength to develop its productive asset base. Mining is a capital-intensive business that requires significant upfront capital to develop productive assets and generate cash flow. In order to be successful, the Company must maintain a positive relationship with the financial community to be able to access temporary capital through bank loans and permanent capital through equity offerings.

### Issuance of Securities

In 2003, the Company continued to improve its financial position through the issuance of 65,840,000 shares for gross proceeds of $117.4 million. These equity issues include the exercise of warrants from previous 2002 issues. In 2002 and 2001, the Company issued shares for gross proceeds of $62.2 million and $16.3 million respectively. The table below outlines the proceeds from share issues:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | No. of shares (in thousands) | Proceeds (in millions of $) | No. of shares (in thousands) | Proceeds (in millions of $) | No. of shares (in thousands) | Proceeds (in millions of $) |
| Private placements | — | — | 21,346 | 17.3 | 26,441 | 13.7 |
| Public offerings | **40,000** | **72.2** | 27,273 | 38.6 | — | — |
| Exercise of warrants | **24,754** | **43.2** | 6,515 | 6.1 | 2,100 | 2.1 |
| Exercise of options | **515** | **0.6** | — | — | — | — |
| Flow-through shares | **571** | **1.4** | 129 | 0.2 | 800 | 0.5 |
| Total | **65,840** | **117.4** | 55,263 | 62.2 | 29,341 | 16.3 |

Cambior has benefited from enhanced investor interest in the gold sector and improved market conditions. In order to retain the interest of the capital markets, the Company maintains an active investor relations program aimed at institutional and individual investors. Access to capital markets is dependent on the Company's historical performance and future prospects, as well as investor interest in the precious metals sector.

### 2003 Credit Facility

During the year, the Company entered into a new credit facility agreement (the "2003 Credit facility") with a syndicate of six international financial institutions.

The 2003 Credit facility includes a $55 million non-revolving term loan and a $10 million revolving credit facility, both of which expire on December 31, 2007. The term loan was fully drawn and had an outstanding balance of $50 million at December 31, 2003, following the repayment of $5 million in the first quarter of 2003.

The repayment schedule is as follows, based on quarterly payments commencing on June 30, 2004.

| (in millions of $) | |
|---|---|
| 2004 | 13.6 |
| 2005 | 14.5 |
| 2006 | 14.5 |
| 2007 | 7.4 |
| | 50.0 |

The revolving credit facility remains available for future draw-downs. A portion of the proceeds from the term loan was used to reimburse the 2001 Credit facility, with the remaining amount used to fund the construction and development of the Rosebel project.

The Company pledged its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai mines and the Rosebel project as security on the loan.

The Company paid fees of 2% of the facility, and interest is payable at the LIBOR rate plus a premium based on the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the net present value of projected cash flow to the net senior debt outstanding.

As part of the agreement, the syndicate had requested that the Company maintain a mandatory hedging program covering 30% of its expected gold production up to the end of 2007. Following the Cdn $100 million equity financing in August 2003, the Company negotiated the elimination of the hedging covenant under its credit facility. In order to ensure that it had the necessary funds to complete the Rosebel project, the Company agreed to maintain a cash reserve account of $10 million that will be released upon the achievement of commercial production.

As part of the acquisition of the Camp Caiman project, the Company assumed additional debt of $9.7 million, the terms and conditions of which are outlined in Note 8 to the consolidated financial statements.

**2001 Credit Facility**
As part of its restructuring program, the Company concluded a credit facility agreement on January 12, 2001 (the "2001 Credit facility") with a syndicate of four banks, and a prepaid gold forward sales agreement arranged by a major financial institution. The 2001 Credit facility consisted of a $55.0 million five-year non-revolving term loan and a $10.0 million revolving loan, both of which expire on December 31, 2005. The facility bore interest at LIBOR plus 2% to 3%. It was subject to an upfront fee of $1.3 million, and Cambior issued 1.3 million warrants to the lenders to purchase common shares of Cambior at $0.37 per share (Cdn $0.56 per share) on or before December 31, 2005. The facility was fully reimbursed in 2003.

In 2001, the Company reduced its debt with the conversion of Jipangu Inc.'s $10 million mortgage loan into common shares through two private placements, and the repayment of $13.3 million from the proceeds of the sale of the El Pachón project.

**Prepaid Gold Forward Sales Agreement**
Under the terms of the $55.0 million prepaid gold forward sales agreement (the "Prepaid Agreement"), Cambior undertook to deliver 233,637 ounces of gold in equal monthly installments from July 2001 to December 2005. The cash proceeds from the Prepaid Agreement were accounted for as deferred revenue and presented under operating activities in the consolidated cash flow statement.

As per the terms of the Prepaid Agreement, the Company delivered 51,919 ounces of gold in 2003 and 2002 and 25,960 ounces in 2001, valued at $235 per ounce. The deliveries are presented as a deferred revenue deduction (non-cash item) in the Company's consolidated cash flow statement.

**Deferred Charges**
Deferred financing charges totalling $1.8 million were incurred in 2003 in relation to the 2003 Credit facility. Deferred financing charges related to the financial restructuring completed on January 12, 2001 were written off in 2003.

## CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $492.9 million at December 31, 2003, compared to $279.4 million at the end of 2002, and to $251.7 million at the end of 2001. The $213.5 million increase is mainly attributable to the proceeds of the equity issues in 2003, the acquisition of the Camp Caiman project and the development of the Rosebel project, partially funded by bank borrowings.

Property, plant and equipment totalled $349.5 million compared to $200.2 million in 2002. The 2003 figure includes $122.5 million or 35% for the total value of the Rosebel project ($30.8 million or 15% in 2002) and $69.9 million or 20% for the total value of projects in the exploration and development stage ($16.7 million or 8% in 2002). Construction and development of these projects are subject to the securing of financing for their development, favorable market conditions for commodities and positive feasibility studies.

Cash and short-term investments increased by $52.4 million during the year to stand at $95.2 million at December 31, 2003. Working capital totalled $59.3 million compared to $32.6 million at December 31, 2002.

Long-term debt, including the $16.9 million due within one year, amounted to $64.2 million at year-end compared to $28.0 million at the beginning of 2003.

### The cash position is as follows:

| (in millions of $) | 2003 | 2002 |
|---|---|---|
| Cash and short-term investments | **95.2** | 42.8 |
| Long-term debt | **(64.2)** | (28.0) |
| Net cash | **31.0** | 14.8 |

As a result of warrants issued in 2003, the Company has the potential to increase its capital base by $57.9 million (Cdn $75.1 million) through the issuance of 20.2 million shares pursuant to the exercise of warrants expiring on August 12, 2008. The exercise of warrants is primarily dependent on the share price at the date the warrants expire.

The Company is restricted under its credit facility with regard to dividends, and does not anticipate a dividend payment to shareholders in the near term.

Deferred revenue of $24.4 million is related to the Company's obligation, as of December 31, 2003, to deliver 103,839 ounces of gold under the Prepaid Agreement. The value of these ounces was recorded at $235 per ounce, representing the proceeds received under the Prepaid Agreement. The fair value of the obligation was $41.3 million at the closing gold price of $417 per ounce on December 31, 2003.

# Management's Discussion and Analysis (continued)

The estimated fair value of the non-hedge derivative instruments as at December 31, 2003, increased by $1.4 million from December 31, 2002 to $7.8 million due to an increase in the price of gold following the expiry of call options.

The $173.6 million increase in shareholders' equity in 2003 resulted from the issuance of shares totalling $158.0 million, offset by the $3.6 million increase in the deficit caused mainly by the share issue expenses and the $19.1 million increase in cumulative translation adjustment resulting from the strengthening of the Canadian dollar since the end of 2002.

## ENVIRONMENT

Cambior's activities are subject to various laws and regulations regarding environmental protection, which are constantly evolving and generally tend to impose increasing restrictions.

The Company has incurred, and expects to incur in the future, costs with a view to ensuring compliance with these laws and regulations. The Company estimates mine closure costs, including site restoration, and charges these costs to operations over the expected operating lives of the mines. These provisions may be revised on the basis of changes to the laws and regulations, and the availability of new information and technology. The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase.

### These obligations are currently estimated as follows:

| (in millions of $) | |
|---|---|
| Doyon Division | 21.6 |
| Omai mine | 4.5 |
| Rosebel | 5.0 |
| Other mines | 3.1 |
| | 34.2 |

An amount of $16.4 million was provided for in the Company's balance sheet as at December 31, 2003. Minimal cash resources have been set aside to meet these future obligations, and the Company has also issued a letter of credit for $0.5 million to the Government of Guyana as a closure cost guarantee for the Omai mine.

All of the Company's mine operations are certified under the ISO 14001 standard for environmental management. The Rosebel project will aim for this certification by the end of 2004.

## COMMUNITY DEVELOPMENT

As part of its strategy, the Company plays an active role in the communities in which it operates. The economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life of those residents neighbouring the mines. Cambior has also established community outreach programs to dialogue with stakeholders with respect to its activities and their impact on the local communities. Community support for mining operations is viewed as a key ingredient for a successful mining venture.

## PENSION OBLIGATIONS

The Company maintains several post-retirement plans for its employees. The Company's obligation under these plans, in certain cases, is subject to estimates as described in Note 11 to the consolidated financial statements. These estimates are compiled by professional advisors based on market assumptions, in accordance with accepted practices. The total obligation is subject to change as these assumptions are realized.

At December 31, 2003, the Company had a pension funding deficit of $3.0 million ($2.8 million as at December 31, 2002), mainly related to a supplementary executive retirement plan for its senior executives (SERP).

The Company's obligations to fund are dependent on various factors, including return on investments. Under the legislation in Québec, Canada, the Company's plans are supervised by a pension committee comprised of representatives of the participants and the Company, as well as independent members. The Company has increased funding of the registered pension plan to eliminate the current shortfall over a five-year period. The SERP funding is totally discretionary and is subject to ongoing review by the Board of Directors.

## MINERAL RESERVES

Cambior's proven and probable mineral reserves at December 31, 2003, are outlined in the annual report. Mineral reserves have been estimated by qualified persons for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000.

Mineral reserve estimates are subject to change based on variations in the price of gold and other commodities, further knowledge of the ore deposit, mining conditions and methods of extraction.

A reduction in reserves can have a significant impact on the valuation of the assets, which in most cases are amortized in accordance with the reserve base.

## OFF BALANCE SHEET TRANSACTIONS

### Hedging Program — Gold Sales

Under the terms of its bank loan agreement and the Prepaid Agreement, the Company was required to maintain a revenue protection program.

The 2001 Credit facility required the Company to comply with various covenants and financial ratios including a mandatory hedging program, whereby it was required to ensure that:

(i) Total gold delivery commitments did not exceed 90% of proven and probable reserves;

(ii) Total gold delivery commitments did not exceed 100% of its estimated production (net of royalties) during the loan period; and

(iii) Sufficient hedges were in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum hedged gold price of $290 per ounce. This minimum hedging requirement was reduced to 35% of estimated production in June 2002, and was further modified in February 2003 under the 2003 Credit facility to a minimum of 30% of production until the end of 2007.

On August 12, 2003, the Company successfully negotiated the elimination of the hedging covenant. Furthermore, Cambior has established a policy whereby it will not hedge future gold production unless required to do so for project financing. Over the past years, the Company has been reducing the commitments under its mandatory hedging program.

At December 31, 2003, the Company had minimum delivery obligations of 642,000 ounces of gold at an average price of $306 per ounce. The Company's commitments also included an additional 104,000 call options sold at an average price of $301 per ounce. The fair value of the total gold delivery commitments, calculated at the 2003 year-end gold price of $417 per ounce ($343 in 2002), was a negative amount of $67.5 million. The details of the hedging portfolio are included in Note 17 to the consolidated financial statements.

The hedging counterparties are all participants in the 2003 Credit facility and have agreed that the Company is able to reschedule gold delivery as long as the gold is delivered during the term of the loan and that no margin calls are applicable.

The Company intends to reduce its forward sales commitments to 52,000 ounces by the end of 2004 through a combination of delivery of production against outstanding contracts and opportunistic buy-backs in the futures market.

In early 2004, the Company repurchased 135,000 ounces at an average price of $401 per ounce.

### Hedging Program — Foreign Exchange Contracts

All of the Company's production sales are in US dollars. The Company enters into foreign exchange contracts from time to time to meet its Canadian dollar requirements to fund its operating activities in Canada. During 2003, the Company closed out a number of the contracts as one of the counterparties did not participate in the 2003 Credit facility. The forward sales commitments of $9.0 million for the purchase of Canadian dollars in 2004 are outlined in Note 17 to the consolidated financial statements.

Following the merger with Ariane in late 2003, the Company began to incur expenditures in Euros. Its exposure to the Euro will increase as the Company expands its activities in French Guiana. From time to time, Cambior may reduce the volatility of its exposure through a currency hedging program.

### Hedging Program — Other

The Company is also exposed to fluctuations in oil prices and interest rates. Cambior reviews this exposure on a regular basis and may enter into transactions to fix the costs of these items. At December 31, 2003, no contracts were outstanding for oil or interest rate coverage.

# Management's Discussion and Analysis (continued)

## HUMAN RESOURCES

Cambior's success is in great part dependent on recruiting and maintaining a competent professional workforce. To motivate and retain this workforce, the Company offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary and benefits. The Company also maintains a staff development and succession program for its key executive and operational management positions.

As part of its compensation program, the Company offers an employee share purchase plan in which approximately 450 individuals participate. It is estimated that approximately 1% of the outstanding shares of the Company are held by directors, officers and employees. In addition, the Company has granted 7.2 million options to acquire common shares of the Company, as described in Note 12 to the consolidated financial statements, to key employees to align their interests with those of the shareholders. These options vest over a three-year period and have a seven-year life, thereby encouraging these employees to have a long-term view in the development of the Company.

In 2001, the Company reinforced its innovation and continuous improvement management philosophy by implementing the Kaizen system at its operations. By the end of 2003, more than 1,800 employees had participated in two-day seminars providing insight into the Company's objectives and management policy, as well as the fundamentals of the mining business. In addition, 18 Kaizen workshops were held to address opportunities for improving operational practices. The Company believes that the continued implementation of this program will enhance the Company's productivity and cost competitiveness.

All of Cambior's current operations except Rosebel are unionized. During 2003 and 2002, the Company did not experience any work stoppages, compared to 2001, when unionized employees at the Mouska and Niobec mines initiated labour stoppages of 22 and 9 days respectively as part of the collective bargaining process.

During 2003, the Company negotiated a new labour contract at Omai and a contract extension at Mouska. In the upcoming year, Sequoia Minerals Inc., the operator of the Niobec Joint Venture, will be negotiating the renewal of the labour contract at the Niobec mine.

A legal or illegal work stoppage by employees could have an impact on the Company's financial results and obligations.

The Company believes that it maintains good relations with its employees by providing competitive compensation, a secure and efficient working environment, and an open dialogue.

### The expiry dates of the collective agreements are as follows:

| | |
|---|---|
| Omai – Hourly employees | February 28, 2007 |
| Doyon – Hourly employees | November 30, 2006 |
| Mouska – Hourly employees | October 17, 2007 |
| Sleeping Giant – Hourly employees | July 31, 2007 |
| Niobec [1] – Hourly, clerical and technical employees | April 30, 2004 |

[1] *Niobec employees are under contract with the mine operator, Sequoia Minerals Inc.*

At year end, the Company employed 2,546 individuals (2002 — 1,698 individuals).

## LITIGATION

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana. Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission ensure independent monitoring of OGML's compliance regarding the Essequibo River.

In addition, the Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for prior years. The Company does not believe that unfavourable decisions in any of the pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will have a negative impact on its financial condition.

# RISKS AND UNCERTAINTIES

Cambior is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flow.

## Financial Risks

The following summarizes key financial risks:

**Commodity Prices**

The Company is affected by the price of its mine production. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments, who own significant above ground reserves.

The niobium marketplace is characterized by a dominant producer whose actions may affect the price. New entrants may affect the stability of the marketplace by engaging in a price discounting practice to gain initial market share. General economic conditions, particularly in the steel industry, also affect the marketplace.

Oil prices also affect the Company's costs, particularly at Omai and Rosebel due to the oil cost components in power supply and fuel for the open-pit mining fleet. Movement in other commodity prices may also affect the Company's market position.

**Currency**

The Company's Canadian operations are affected by movement in the Canadian dollar against the US dollar, which has a direct impact on the Canadian division and executive office cost base. International operations have limited exposure to currency as the cost base is mainly denominated in US dollars. Metal sales are transacted in US dollars.

The Canadian currency rate may have an impact on the Company's access to permanent capital, which has traditionally been raised in Canadian dollars through transactions on Canadian equity markets.

**Interest Rates**

The Company, as a borrower, is subject to movement in US interest rates. The Company has traditionally negotiated US dollar borrowings with interest rates based on the LIBOR rate.

**Counterparty Risk**

The Company has a number of counterparty risks in its financial transactions for gold sales and foreign exchange contracts. In order to minimize such risks, the Company transacts within its lending group.

**Access to Capital Markets**

To fund its growth, the Company is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains a relationship with key financial participants and has implemented an investor relations program to inform institutional and retail investors, as well as other stakeholders.

**Insurance**

Where economically feasible and based on availability of coverage, the Company transfers a number of operational and financial risks to insurance companies. The availability of such insurance is dependent on Cambior's past insurance loss records and general market conditions.

The Company utilizes the services of its insurance advisors and insurance underwriters to identify potential risks and mitigation measures.

## Operational Risks

Mining is subject to various operational risks and uncertainties, including:

**Ore Reserves**

Ore reserves are an estimate of mineral content based on limited information acquired through drilling and other sampling methods. Successful extraction is based on safe and efficient mining and processing. The Company may face rockbursts, groundfalls and other natural or man-provoked incidents that could affect the mining of the ore. To minimize the risks, the Company estimates its reserves in accordance with accepted guidelines and standards within the mining industry, establishes quality control programs and ensures that competent personnel are employed. The Company also employs experienced mining engineers and a trained workforce to extract the ore from its deposits.

**Safety and Other Hazards**

The mining industry is characterized by significant risks. To minimize these risks, the Company provides training programs for its employees and has joint management-worker committees to review work practices and environment.

# Management's Discussion and Analysis (continued)

**Energy**
The Company's operations consume significant amounts of energy, and are dependent on suppliers and/or producing capacity to meet these energy needs.

**Labour and Strikes**
The Company is dependent on its workforce to extract and process minerals. Cambior has programs to recruit and train the necessary manpower for its operations. The Company's output may be affected by strikes, lockouts and other stoppages at its worksites.

**Communities**
Surrounding communities may affect the mining operations through the restriction of access of supplies and the workforce to the mine site. The Company maintains active community outreach and development programs to mitigate the risk of blockades or other measures by the communities.

**Environmental Hazard**
The Company is subject to various environmental incidents that can have a significant impact on its operations. To mitigate these risks, the Company has implemented an environmental management system which is certified under ISO 14001 and covers all aspects of the mining cycle. In high risk areas, such as the design and operating of tailings dams, the Company contracts independent review boards to oversee design and ongoing operating practices. The Company also maintains emergency plans to deal with any incidents.

**Political Risk**
The Company's operations, particularly those located in emerging countries, are subject to a number of political risks. In accordance with its lending agreements, the Company has suscribed to political risk insurance to cover certain risks.

The Company's operations in Guyana and Suriname are governed by mineral agreements that establish the terms and conditions under which the Company will conduct its affairs. These agreements are subject to international arbitration and cover a number of items, including:

1) Duration of mining licenses/operating permits;
2) Right to export production;
3) Labour matters;
4) Right to hold funds in foreign bank accounts;
5) Taxation rates; and
6) Right to repatriate profits.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

**Legislation**
The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on the Company's operations. The Company participates in a number of industry associations to monitor changing legislation and maintain a good dialogue with governmental authorities in that respect.

## CRITICAL ACCOUNTING POLICIES

Cambior's accounting policies are outlined in Note 2 to the consolidated financial statements, and the major variations between GAAP in Canada and the United States are reconciled in Note 20 to the consolidated financial statements.

In the preparation of the consolidated financial statements, management is required to select accounting policies and make estimates. These estimates and the selection of policies are made in accordance with guidelines and practices within the mining industry and other businesses, as well as pronouncements from regulatory bodies. These are reviewed and discussed with the Company's Audit Committee on a regular basis.

Management believes the following is most critical to understanding Cambior's financial statements and the uncertainties that could impact its results of operations, cash flows and financial condition.

**Use of Estimates**
The Company is required to make estimates that have a significant impact on the financial statements. These include the estimation of ore reserves, carrying value of property, plant and equipment, outcome of litigation, restoration costs following the completion of mining activities, pension obligations, future production estimation for designation of hedging relationships, and valuation of options. Actual amounts could differ from the estimates and affect the results of operations.

**Property, Plant and Equipment**
Cambior begins to capitalize the cost of a mining property when it believes it has mineral resources with the potential to be economically recoverable. Construction and development costs incurred thereafter are capitalized and amortized based on the useful life of the asset, which in most cases is the ore reserves of the deposit. Ore reserves are estimated by professional geologists and engineers in accordance with industry standards, which requires input as to future metal prices, operating costs and technical parameters. Changes in any key input component could result in a significant reduction in ore reserves, which would have a negative impact on the carrying value of the property, plant and equipment.

**Litigation**
The Company is subject to various litigation actions, including the Omai lawsuit, whose outcome could have an impact on the valuation of the Company should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements when required.

**Site Restoration**
The Company establishes estimates for future restoration costs following the depletion of ore reserves. These estimates are dependent on labour costs, known environmental impacts and the effectiveness of remedial and restoration measures.

**Pension Plan Obligations**
The Company is required to make certain assumptions with respect to returns on pension assets and its employees' future earnings and mortality rates. Any variation could affect the requirements to discharge future compensation payments.

**Designation of Hedging Relationships**
In the past, the Company was required, under its various credit facilities, to establish a revenue protection program. As part of the program, the Company applies hedge accounting to its future gold sales. To do this, it must estimate the timing and quantity of future production and sales. Variations could impact the hedging relationship.

**Valuation of Consideration — Options**
The Company may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. The Company utilizes the recognized Black-Scholes model to value these options. The model requires certain inputs which require management estimates.

## CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian GAAP and mining industry practices.

In 2002, the Company adopted the new Canadian standard with respect to "Stock-based Compensation and Stock Payments".

In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 14, "Guarantors Accounting and Disclosure Requirements for Guarantees" ("AcG 14"). At adoption, AcG 14 did not have any impact on the Company's consolidated financial statements.

## OUTLOOK

During 2004, Cambior intends to maintain its focus on maximizing the returns to its shareholders by:

- Completing construction and commissioning of the Rosebel project during the first quarter;
- Intensifying its search for new reserves and resources through the investment of $25 million in exploration and development activities. The program includes:
  - Additional drilling at Camp Caiman and completion of a feasibility study;
  - Finalization of the Carlota feasibility study and implementation of a plan to generate value from this asset;
  - Initiation of underground access from the Doyon mine to the Westwood property boundary to provide drilling bases from which to explore at depth the eastern portion of Cambior's land holding in the Doyon Camp;
- Reducing its gold commitments under the revenue protection program by approximately 700,000 ounces.

The 2004 production target is 705,000 ounces at a mine operating cost of $221 per ounce. The forecast increase in production is the result of the commissioning of the Rosebel project. Sales of ferroniobium from Niobec are expected to be slightly higher than in 2003. The Company intends to reinvest $49 million at its operating mines. Long-term debt is expected to decrease by approximately $17 million and the Company will continue to reduce its obligations through the delivery of 51,919 ounces under the prepaid gold forward sales agreement.

**Additional Information and Continuous Disclosure**
This MD&A has been prepared as of February 18, 2004. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

# Responsibilities for Financial Statements

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the Annual Report. The accompanying consolidated financial statements of Cambior Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate reflect management's best estimates and judgments based on currently available information.

Cambior maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Raymond Chabot Grant Thornton, Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as a financial expert. The Audit Committee is also responsible for making recommendations with respect to the appointment, the remuneration and the terms of engagement of the Company's auditors. The Committee meets on a quarterly basis with the external auditors, with and without management being present, to review the financial statements, to discuss audit and internal control related matters and insure full disclosure. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.

Louis P. Gignac
President
and Chief Executive Officer

Bryan A. Coates, C.A.
Vice President, Finance
and Chief Financial Officer

Longueuil, Canada
February 18, 2004

# Auditors' Report

## TO THE SHAREHOLDERS OF CAMBIOR INC.

We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants

Montréal, Canada
February 18, 2004

# Comments by Auditors

## FOR AMERICAN READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes in 2003 and 2001 described in Note 20A to the consolidated financial statements. Our report to the shareholders dated February 18, 2004 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants

Montréal, Canada
February 18, 2004

# Consolidated Operations

| | Years ended December 31 (in thousands of United States dollars, except for amounts per share) | Note | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | | | $ | $ | $ |
| REVENUES | Mining operations | | **190,869** | 202,258 | 197,520 |
| | Investment and other income | | **2,997** | 1,945 | 727 |
| | Gain on foreign exchange | | **1,862** | — | — |
| | | | **195,728** | 204,203 | 198,247 |
| EXPENSES | Mining operations | | **152,667** | 154,324 | 151,450 |
| | Depreciation, depletion and amortization | | **28,023** | 28,834 | 34,944 |
| | Exploration and business development | | **7,572** | 4,190 | 3,409 |
| | General and administrative | | **6,083** | 4,849 | 3,939 |
| | Financial expenses | | **1,923** | 2,399 | 5,565 |
| | Writedown of assets | 7 | **—** | — | 5,419 |
| | | | **196,268** | 194,596 | 204,726 |
| | Earnings (Loss) before the undernoted items | | **(540)** | 9,607 | (6,479) |
| | Non-hedge derivative gain (loss) | 17 | **635** | (16,765) | (731) |
| | Loss on foreign exchange from reduction in net investment | 15 | **—** | (541) | (914) |
| | Income and mining taxes | 16 | **554** | (353) | (115) |
| | **Net earnings (loss)** | | **649** | (8,052) | (8,239) |
| | Basic net earnings (loss) per share | 12 | **0.00** | (0.06) | (0.09) |
| | Diluted net earnings (loss) per share | 12 | **0.00** | (0.06) | (0.09) |
| | **Basic weighted average number of common shares outstanding (in thousands)** | | **187,953** | 140,055 | 92,834 |
| | **Diluted weighted average number of common shares outstanding (in thousands)** | 12 | **190,577** | 140,055 | 92,834 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# Consolidated Contributed Surplus and Deficit

| | Years ended December 31 (in thousands of United States dollars) | Note | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | | | $ | $ | $ |
| CONTRIBUTED SURPLUS | Balance, beginning of year | | — | 23,047 | 23,047 |
| | Transfer to deficit | 14 | — | (23,047) | — |
| | **Balance, end of year** | | — | — | 23,047 |
| DEFICIT | Balance, beginning of year | | **(107,448)** | (117,876) | (109,374) |
| | Net earnings (loss) | | **649** | (8,052) | (8,239) |
| | Share and warrants issue expenses, net of income taxes | | **(4,207)** | (4,567) | (263) |
| | Transfer from contributed surplus | 14 | — | 23,047 | — |
| | **Balance, end of year** | | **(111,006)** | (107,448) | (117,876) |

*The accompanying notes are an integral part of the consolidated financial statements.*

# Consolidated Cash Flows

| Years ended December 31 (in thousands of United States dollars) | | Note | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | | | $ | $ | $ |
| OPERATING ACTIVITIES | Net earnings (loss) | | **649** | (8,052) | (8,239) |
| | Deferred gains | | **(680)** | (122) | 4,159 |
| | Deferred revenue | | **—** | — | 55,000 |
| | Non-cash items | | | | |
| | Deferred revenue – Delivery of gold on the prepaid forward | 9 | **(12,222)** | (12,222) | (6,111) |
| | Depreciation, depletion and amortization | | **28,023** | 28,834 | 34,944 |
| | Amortization of deferred stripping costs | | **5,741** | 2,290 | — |
| | Provision for environmental obligations | | **1,922** | 1,679 | 1,749 |
| | Writedown of assets | | **—** | — | 5,419 |
| | Amortization of deferred gains | | **(865)** | (2,856) | (8,108) |
| | Unrealized non-hedge derivative loss | 17 | **1,428** | 16,765 | 731 |
| | Loss on foreign exchange from reduction in net investment | | **—** | 541 | 914 |
| | Others | | **851** | 251 | 263 |
| | | | **24,847** | 27,108 | 80,721 |
| | Changes in non-cash working capital items | 4(a) | **(646)** | 3,716 | 611 |
| | **Cash flow from operating activities** | | **24,201** | 30,824 | 81,332 |
| INVESTING ACTIVITIES | Short-term investments | | **(41,562)** | (25,208) | — |
| | Investments | | **(1,057)** | (2,251) | 841 |
| | Rosebel project | | **(87,055)** | (12,743) | — |
| | Acquisition of Camp Caiman | 7 | **3,230** | — | — |
| | Other property, plant and equipment | | **(23,349)** | (17,439) | (19,690) |
| | Discontinued operations | | **—** | — | 12,386 |
| | **Cash flow used in investing activities** | | **(149,793)** | (57,641) | (6,463) |
| FINANCING ACTIVITIES | Long-term debt — Borrowings | | **55,000** | — | 63,575 |
| | Long-term debt — Repayments | | **(28,735)** | (27,976) | (132,043) |
| | Deferred charges | | **(1,790)** | — | (2,085) |
| | Common shares issued net of issue expenses | | **113,183** | 57,616 | 6,067 |
| | **Cash flow from (used in) financing activities** | | **137,658** | 29,640 | (64,486) |
| | **Effect of changes in the exchange rate on cash held in foreign currency** | | **(1,211)** | 186 | 655 |
| | **Net increase in cash and cash equivalents** | | **10,855** | 3,009 | 11,038 |
| | Cash and cash equivalents, beginning of year | | **17,595** | 14,586 | 3,548 |
| | **Cash and cash equivalents, end of year** | 5 | **28,450** | 17,595 | 14,586 |

*The accompanying notes are an integral part of the consolidated financial statements.*

# Consolidated Balance Sheets

| | As at December 31 (in thousands of United States dollars) | Note | 2003 | 2002 |
|---|---|---|---|---|
| | | | $ | $ |
| ASSETS | Current assets | | | |
| | Cash and short-term investments | 5 | **95,220** | 42,803 |
| | Receivables | | **6,488** | 4,078 |
| | Settlements receivable | | **2,927** | 3,644 |
| | Production inventories | | **7,081** | 4,414 |
| | Supplies inventory and prepaid expenses | | **24,615** | 18,294 |
| | | | **136,331** | 73,233 |
| | Investments and deferred charges | 6 | **7,065** | 5,998 |
| | Property, plant and equipment | 7 | **349,528** | 200,175 |
| | | | **492,924** | 279,406 |
| LIABILITIES | Current liabilities | | | |
| | Accounts payable and accrued liabilities | | **36,203** | 24,341 |
| | Current portion of long-term debt | | **16,934** | 1,147 |
| | Current portion of deferred revenue | | **12,222** | 12,222 |
| | Current portion of deferred gains | | **3,852** | 2,949 |
| | Fair value of non-hedge derivatives | | **7,790** | — |
| | | | **77,001** | 40,659 |
| | Long-term debt | 8 | **47,260** | 26,851 |
| | Deferred revenue | 9 | **12,223** | 24,445 |
| | Deferred gains | 10 | **755** | 3,304 |
| | Provision for environmental obligations and other | 7, 11 | **19,475** | 15,178 |
| | Fair-value of non-hedge derivatives | 17 | **—** | 6,362 |
| | | | **156,714** | 116,799 |
| SHAREHOLDERS' EQUITY | Common shares, Warrants and Options | 12 | **446,948** | 288,910 |
| | Deficit | | **(111,006)** | (107,448) |
| | Cumulative translation adjustment | 15 | **268** | (18,855) |
| | | | **336,210** | 162,607 |
| | | | **492,924** | 279,406 |
| | Commitments and Contingencies | 17 | | |

*The accompanying notes are an integral part of the consolidated financial statements.*

On behalf of the Board,

Director

Director

# Notes to Consolidated Financial Statements

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

## NOTE 1. INCORPORATION AND OPERATIONS

Cambior Inc. ("Cambior" or the "Company"), continued and existing under Part 1A of the *Companies Act* (Québec), is engaged in the mining, exploration and development of mining properties, principally gold, located in North America and South America.

## NOTE 2. ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 20, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("United States" or "US") ("US GAAP"). The principal accounting policies followed by the Company are as follows:

**Principles of consolidation** The consolidated financial statements include the accounts of Cambior and of its subsidiaries. The Company's share in joint ventures is accounted for using the proportionate consolidation method.

**Use of estimates** The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the consolidated financial statements and related notes.

The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, environmental obligations, employee future benefit plans, fair value of hedge derivative and non-hedge derivative instruments and mineral reserves.

**Foreign currency translation** The US dollar is the reporting currency of the Company.

Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. The functional currency of Canadian mining activities is the Canadian dollar. Translation adjustments arising from changes in exchange rates are deferred and shown as a separate component of shareholders' equity.

The US dollar is the functional currency for the Company's activities in Guyana, Suriname and French Guiana, inasmuch as all proceeds from the sale of gold are in US dollars and substantially all of the disbursements made for the Omai mine, Rosebel project and Camp Caiman project are in US dollars.

Other monetary assets and liabilities in currencies other than the respective functional currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in such currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in such currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate. Gains and losses are recorded in operations for the year.

**Cash and cash equivalents** Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

NOTE 2. ACCOUNTING POLICIES (continued)

**Short-term investments** Short-term investments consist of investments in money market instruments with an original term of more than three months, but no longer than one year, that are carried at the lower of cost and fair market value.

**Production inventories** Production inventories are valued at the lower of average production cost and net realizable value.

**Supplies inventory** Supplies inventory is valued at the lower of average cost and replacement cost.

**Property, plant and equipment**

(i) **Property, plant and equipment** Property, plant and equipment are accounted for at cost. The depreciation, depletion and amortization of mining properties, development expenses and buildings and equipment related to mines are based on the units of production method over the estimated economic life of the related deposit. However, if the anticipated useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life.

Other property, plant and equipment are depreciated under the straight-line method according to their anticipated useful lives, which is ten years for office furniture, five years for vehicles and office equipment and the duration of the lease for leasehold improvements.

(ii) **Capitalization of financial costs** Financial costs are capitalized when related to indebtedness incurred to finance construction and development activities, prior to the commencement of commercial production.

(iii) **Deferred stripping costs** Mining costs associated with stripping activities are deferred in the case of an open-pit mine if the actual ratio of total tonnes of material mined relative to gold production, in a given year, is higher than the estimated average ratio for the life of the mine. These mining costs are subsequently charged to operations and included in mining operations expenses in the periods during which said ratio is lower than the estimated average ratio for the life of the mine.

(iv) **Exploration properties** Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged to operations; exploration and development expenses incurred subsequent to this date are allocated to property, plant and equipment under mining projects. Significant payments related to the acquisition of land and mineral rights are capitalized.

(v) **Property evaluations** The Company periodically values the carrying amount of its property, plant and equipment based on the future cash flow method. Net estimated future cash flow, on an undiscounted basis, from each mine and mining project is calculated based on future metal production, estimated future realized metal prices and operating, capital and site restoration expenses. If it is determined that the net recoverable amount of the property, plant and equipment is less than the carrying value and the impairment in value is permanent, a writedown to the net recoverable amount is made with a corresponding charge to operations. Management's estimate of future cash flow is subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's property, plant and equipment.

**Deferred charges** Financing charges and charges related to the prepaid gold forward sales agreement are amortized following the scheduled payments of the credit facility and the sales agreement.

# Notes to Consolidated Financial Statements (continued)

NOTE 2. ACCOUNTING POLICIES (continued)

**Commodity contracts and financial instruments** The Company enters from time to time into commodity contracts, prepaid forward sales agreement and foreign exchange contracts to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian operations.

i) **Hedge derivative instruments** The Company has always identified the quantity and the period of future ore production to be hedged based on the mining plans for all its operating mines and identified the amounts of foreign currencies to be hedged. Since January 1, 2001 for commodities contracts and since July 1, 2002 for foreign currency contracts, the Company has formally documented all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions as required by SFAS Statement No. 133 and Accounting Guideline 13. This process includes linking all hedging derivatives to specific forecast transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

Gold fixed forward sales and spot deferred sales The objective of these instruments is to reduce the variability of the cash flows of the forecast sales of gold production. Changes in the cash flows of the gold fixed forward sales and spot deferred sales (forward transactions) are expected to be highly effective at offsetting changes in the expected cash flows of the forecast sales of gold production due to changes in its sale price. The forward transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Where there is certainty of delivery of gold production, the Company designates a timing of production delivery. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production with the change in the fair value of the forward contracts. Expected cash flows on the forecast sales are based on forward prices. The fair value of gold hedge derivative instruments is not included on the balance sheet except if the instrument does not meet the hedge accounting method requirements. Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. When the Company delivers gold production against such contracts at a date earlier than anticipated or liquidates the contract before that date, the Company defers the recognition of the gain or the loss until the original designation date by affecting deferred gains or losses on the balance sheet. If the Company delivers gold production against such contracts at a date later than anticipated, the Company recognizes the gain or the loss on the original designation date by allocating revenues from mining operations and deferred gains or losses to the balance sheet.

Foreign exchange fixed forwards and spot deferred contracts The Company also enters into foreign exchange fixed forwards and spot deferred contracts (foreign exchange contracts) whereby it commits to deliver US currency in exchange for Canadian dollars. Because all of the Company's revenues are derived in US funds and expenditures incurred by the Company for its Canadian operations are denominated in Canadian dollars, the Company enters into such contracts to meet the Canadian operations' needs in Canadian dollars. The objective of these instruments is to reduce the variability of the cash flows of the forecast sales of gold production denominated in US dollars. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production denominated in US dollars with the change in the fair value of the foreign exchange contracts. Expected cash flows on the forecast sales are based on forward prices.

The fair value of foreign exchange hedge derivative instruments is not included on the balance sheet except if the instrument does not meet the hedge accounting method requirements. The forward transactions, for which the amount, price and timing of delivery are fixed, are accounted for under the hedge accounting method where proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. If foreign exchange contracts are repurchased before the original designation date, the gain or loss is recognized as a deferred gain or loss on the balance sheet. Subsequently this deferred gain or loss is included in revenues in the same period as the corresponding hedged item.

NOTE 2. ACCOUNTING POLICIES (continued)

**Commodity contracts and financial instruments** (continued)

ii) **Non-hedge derivative instruments** In some cases, the Company utilizes instruments with optionalities (call options, variable volume forwards ("VVF") and lease rate swaps) as part of its revenue protection program. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and are marked-to-market. Gold purchase commitments used to offset optionalities are also marked-to-market. The Company obtains an independent valuation of its portfolio of gold commitments for each reporting period. This market valuation is based on the market price, rate of interest, gold lease rate and volatility. The fair value of the non-hedge transactions is included on the balance sheet and the change in market value from the previous reporting period is included on the operations statement as a non-hedge derivative gain or loss. The variation in these valuations can be significant and can impact earnings materially.

If non-hedge derivative instruments (call options and VVF) are converted into hedge derivative instruments (fixed forwards) and included in a hedging relationship, any change in the fair value of the instrument after the designation date is recognized in revenues from mining operations when the designated gold production is delivered.

iii) **Prepaid gold forward sales contract** Since the delivery of the gold production related to the prepaid gold forward sales contract is probable, the Company considers this contract as a normal sales contract. Initial proceeds from prepaid gold forward sales contracts have been accounted for as deferred revenue and are recognized in revenues from mining operations when the related ounces of gold are delivered.

**Provision for environmental obligations** Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. In addition, the Company prepares estimates on a regular basis for the reclamation and restoration of the mine sites upon termination of operations. These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits.

**Employee future benefit plans** The Company accrues its obligations under employee future benefit plans and the related costs, net of plan assets.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

On January 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company amortizes the transitional asset of the defined pension benefit plans and the Supplementary Executive Retirement Plan ("SERP") on a straight-line basis over 16 years and 12 years respectively, which were the average remaining service periods of employees expected to receive benefits under such plans as of January 1, 2000.

# Notes to Consolidated Financial Statements (continued)

NOTE 2. ACCOUNTING POLICIES (continued)

**Income and mining taxes** The Company uses the tax asset and liability method to recognize and measure future income taxes. Under this method, future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases. Cambior records a valuation allowance against any portion of these future income tax assets that it believes will, more likely than not, fail to be realized. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

**Common share purchase options** The Company grants common share purchase options under its stock option plan to directors and key employees of the Company. Canadian GAAP establish a fair value-based method of accounting for stock-based compensation plans, but also permit an election to use an intrinsic value-based method with disclosure on a pro forma basis of the impact of such on net earnings (loss) and net earnings (loss) per share. The Company elected to provide such pro forma disclosure. Consideration paid by employees when the options are exercised is added to capital stock.

**Revenue recognition** Revenues from the sale of gold and niobium are recognized when the rights and obligations of ownership pass to the buyer. Revenues from contracting services are recognized as such services are rendered.

**Earnings (Loss) per share** The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants.

**Reclassification** Certain comparative figures have been reclassified to conform with the presentation adopted in 2003.

NOTE 3. CHANGES IN ACCOUNTING POLICIES

**Common share purchase options** On January 1, 2002, the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. The Company decided not to adopt the fair value method of accounting for its awards granted to employees and elected to provide in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

**Guarantor's accounting and disclosure requirements for guarantees** In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline ("AcG") 14 "Guarantor's Accounting and Disclosure Requirements for Guarantees". AcG-14 requires guarantors to disclose certain information for guarantees outstanding at the end of the reporting period. At adoption, AcG-14 did not have any impact on the Company's consolidated financial statements.

## NOTE 4. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Changes in non-cash working capital items

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Receivables | **(1,428)** | (944) | 898 |
| Settlements receivable | **717** | (1,173) | (929) |
| Production inventories | **(2,667)** | 3,587 | 2,873 |
| Supplies inventory and prepaid expenses | **(1,312)** | 891 | (177) |
| Accounts payable and accrued liabilities | **4,044** | 1,355 | (2,054) |
| | **(646)** | 3,716 | 611 |

Changes in non-cash working capital items for the Rosebel project totalling $419,000 in 2003 are included in investing activities and represent a source of cash. Such are considered as investing activities because they relate to the construction of the project or the constitution of working capital prior to the beginning of commercial production. Upon the achievement of commercial production, changes in non-cash working capital items for Rosebel will be presented under operating activities.

(b) Cash flows relating to interest and income and mining taxes

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Interest paid | **1,343** | 1,440 | 5,173 |
| Income and mining taxes paid (received) | **(361)** | 274 | 237 |

## NOTE 5. CASH AND SHORT-TERM INVESTMENTS

| | **2003** | 2002 |
|---|---|---|
| | $ | $ |
| Cash | **5,036** | 2,575 |
| Short-term investments with maturities of less than three months, bearing interest at rates varying from 0.87% to 2.75% (1.20% to 2.65% in 2002) | **23,414** | 15,020 |
| Cash and cash equivalents | **28,450** | 17,595 |
| Restricted cash bearing interest at rates varying from 0.90% to 1.01% [(1)] | **10,000** | — |
| Short-term investments with maturities of more than three months but less than six months, bearing interest at rates varying from 0.89% to 2.85% (1.05% to 2.75% in 2002) | **56,770** | 25,208 |
| | **95,220** | 42,803 |

(1) *Amount of $10,000,000 being held until the achievement of commercial production at the Rosebel project.*

# Notes to Consolidated Financial Statements (continued)

NOTE 6. INVESTMENTS AND DEFERRED CHARGES

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| Shares of publicly traded companies, at cost | **3,023** | 2,466 |
| Residual proceeds receivable from the sale of El Pachon project of $2,000,000 discounted at 6.125% | **1,803** | 1,699 |
| | **4,826** | 4,165 |
| Deferred charges | **2,239** | 1,833 |
| | **7,065** | 5,998 |

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

| | | | 2003 |
|---|---|---|---|
| | Cost | Accumulated depreciation, depletion and amortization | Net |
| | $ | $ | $ |
| Mining properties | **39,842** | **38,192** | **1,650** |
| Development expenses | **367,703** | **304,366** | **63,337** |
| Land, buildings and equipment relating to mines | **337,991** | **247,788** | **90,203** |
| Other | **14,345** | **12,384** | **1,961** |
| | **759,881** | **602,730** | **157,151** |
| Rosebel project [1] | **146,029** | **23,543** | **122,486** |
| Mining projects | **69,891** | **—** | **69,891** |
| | **975,801** | **626,273** | **349,528** |

| | | | 2002 |
|---|---|---|---|
| | Cost | Accumulated depreciation, depletion and amortization | Net |
| | $ | $ | $ |
| Mining properties | 35,223 | 33,634 | 1,589 |
| Development expenses | 309,838 | 252,610 | 57,228 |
| Land, buildings and equipment relating to mines | 330,228 | 238,334 | 91,894 |
| Other | 14,056 | 12,111 | 1,945 |
| | 689,345 | 536,689 | 152,656 |
| Rosebel project [1] | 35,250 | 4,435 | 30,815 |
| Mining projects | 16,704 | — | 16,704 |
| | 741,299 | 541,124 | 200,175 |

(1) *The costs of the Rosebel project include accumulated depreciation related to transfer of equipment between subsidiaries.*

NOTE 7. *PROPERTY, PLANT AND EQUIPMENT (continued)*

**Writedown of assets** In conjunction with its periodic valuation of the carrying value of its property, plant and equipment as described in Note 2, the Company determined that a $5,419,000 writedown of assets of the Omai mine was necessary in 2001. The writedown is included in accumulated depreciation, depletion and amortization.

**Government assistance** In 2002, an amount of $628,000 in financial assistance was received from the Québec Minister of Natural Resources, under a program to assist in the renewal of mineral reserves at Québec mines.

**Environmental obligations** Environmental obligations are estimated as follows:

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| Doyon division | **21,643** | 17,787 |
| Omai | **4,504** | 4,504 |
| Rosebel | **4,959** | — |
| Other mines | **3,119** | 2,464 |
| | **34,225** | 24,755 |

These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits. As at December 31, 2003, the carrying value of the provision for environmental obligations was $16,400,000 ($12,410,000 as at December 31, 2002).

**Rosebel project** Cambior acquired the residual 50% interest in the Rosebel project from Golden Star Resources Ltd. on May 16, 2002 for a consideration of $8,000,000 and a price participation right based on proceeds from the sale of gold extracted from the property. The scheduled payments of the cash consideration are as follows:

(a) $5,000,000 at closing; and

(b) three successive $1,000,000 annual payments commencing in 2003.

In accordance with a Mineral Agreement related to the Rosebel project, the Government of Suriname granted a 25-year renewable Right of Exploitation to Cambior's wholly-owned subsidiary, Rosebel Gold Mines N.V. ("RGM") in December 2002. In addition, the Government of Suriname, through its state-owned mining company Grasshopper Aluminum Company N.V. ("Grassalco"), relinquished its two options to purchase up to a 40% participation in the Rosebel project in exchange for a 5% participation in the shares of RGM to be issued at commencement of commercial production.

The carrying value of the Rosebel project is as follows:

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| Construction and deferred development | **122,486** | 30,816 |
| Deferred financial charges | **1,790** | — |
| | **124,276** | 30,816 |

As at December 31, 2003, the Company had commitments of $2,065,000 to complete the construction and development of the project. Production is scheduled to begin in February 2004.

# Notes to Consolidated Financial Statements (continued)

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (continued)

**Camp Caiman project** On November 29, 2003, the Company acquired the Camp Caiman advanced gold exploration project located in French Guiana, South America, and other assets and liabilities through a merger agreement with Ariane Gold Corp. ("Ariane").

Under the terms of the agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (Cdn $3.58) each, based on the closing prices of the companies' shares on the Toronto Stock Exchange on the date the transaction was announced. The Company also allowed the holders of 1,265,989 options, issued under the Ariane employee option plan, the right to obtain equivalent options of Cambior and to hold them until their original scheduled expiry.

In accordance with the guidelines of the Canadian Institute of Chartered Accountants — EIC-124, the transaction with Ariane is accounted as an acquisition of assets. The activities of Ariane have been accounted for in the results of Cambior since the closing date of the transaction.

The value of the net assets acquired has been established as follows:

| | $ |
|---|---|
| Assets acquired | |
| Cash and cash equivalents | 3,230 |
| Property, plant and equipment – mining projects | 49,615 |
| | 52,845 |
| Consideration | |
| Net working capital other than cash | 2,090 |
| Investment [1] | 396 |
| Assumption of long-term debt | 9,711 |
| Issuance of Cambior shares | 39,203 |
| Fair value of Ariane common share purchase options converted into Cambior options [2] | 1,445 |
| | 52,845 |

Investing activities in the cash flows statement only include the cash impact of this transaction.

(1) *Prior to the transaction, the Company held a minority investment in shares of Ariane.*

(2) *The options granted upon the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.*

**Discontinued operations** The 2001 consolidated statement of cash flows includes investing activities related to discontinued operations, broken down as follows:

| | $ |
|---|---|
| Property, plant and equipment | (1,013) |
| Sale of assets | 13,399 |
| | 12,386 |

NOTE 8. LONG-TERM DEBT

| | Total 2003 | Scheduled payments 2004 | 2005 | 2006 | 2007 | Total 2002 |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| 2003 Credit facility [a] | **50,000** | 13,636 | 14,545 | 14,545 | 7,274 | — |
| 2001 Credit facility [b] | **—** | — | — | — | — | 22,440 |
| Balance of purchase price – Camp Caiman [c] | **9,711** | 2,139 | — | 3,842 | 3,730 | — |
| Balance of purchase price – Rosebel [d] | **1,952** | 1,000 | 952 | — | — | 2,860 |
| Other debt – Rosebel [e] | **1,962** | — | 675 | 654 | 633 | 2,037 |
| Obligations under capital leases [f] | **569** | 159 | 159 | 159 | 92 | 661 |
| Total | **64,194** | 16,934 | 16,331 | 19,200 | 11,729 | 27,998 |
| Current portion | **16,934** | | | | | 1,147 |
| **Long-term portion** | **47,260** | | | | | 26,851 |

**(a) 2003 Credit facility** On February 7, 2003, Cambior entered into a new Credit facility agreement ("2003 Credit facility") with a banking syndicate for an amount of $65,000,000. The 2003 Credit facility consists of a non-revolving term loan for an amount of $55,000,000 and a $10,000,000 revolving Credit facility, both maturing on December 31, 2007.

The 2003 Credit facility was used to repay the outstanding balance under the 2001 Credit facility and to finance the construction and development of the Rosebel project. The Company reduced the term loan by $5,000,000 using proceeds from the exercise of warrants in February 2003.

Quarterly instalments on the 2003 Credit facility are scheduled to commence on June 30, 2004.

The $10,000,000 revolving Credit facility is unutilized but a letter of credit or $500,000 has been issued under this facility to guarantee a portion of the Omai closure costs.

The 2003 Credit facility bears interest at LIBOR rate plus 2.50%, until commercial completion of the Rosebel project as defined under the terms of the Credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the present value (discounted at a rate of 8% per annum) of projected cash flow available for debt service to the total net senior debt. Committed facilities carry a weighted average standby fee of 0.75% per annum on the unutilized portion. As at December 31, 2003, the effective interest rate was 3.68%.

Under the original terms of the 2003 Credit facility, Cambior was required to maintain a Mandatory Hedging Program ("Program") covering 30% of its expected gold production during the loan life period at a minimum price of $290 per ounce. All the transactions under the Program were to be conducted with counterparties that are members of the banking syndicate, and Cambior had the right to roll forward the contracts up to final maturity of the 2003 Credit facility and was not subject to margin calls. On August 12, 2003, the lenders agreed to eliminate the requirement for the Program minimum hedging covenant under the loan agreement.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai mines and the Rosebel project and a $10,000,000 cash account until the achievement of commercial production at the Rosebel project.

The 2003 Credit facility is subject to the maintenance of various covenants, financial ratios, and prepayments in the event of future financings.

# Notes to Consolidated Financial Statements (continued)

NOTE 8. LONG-TERM DEBT (continued)

**(b) 2001 Credit facility** The 2001 Credit facility with a group of four lenders consisted of a $55,000,000 5-year non-revolving term loan with a maturity date of December 31, 2005 and a $10,000,000 revolving loan due on December 31, 2005. The 2001 Credit facility interest rate was at LIBOR + 3% until December 31, 2001 and, thereafter, the interest margin varied from 2% to 3% based on the quarterly calculation of the LLPR. As at December 31, 2002, the effective interest rate was 3.44%.

Under the 2001 Credit facility, the Company was required to establish a Mandatory Hedging Program to cover a minimum of 70% of estimated net future gold production during the loan period at a minimum average hedged gold price of $290 per ounce. Effective June 12, 2002, the amount of physical hedges required was reduced to 35% of estimated net future gold production.

The Company had also to comply with various other covenants and financial ratios.

The 2001 Credit facility was secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in each of the Sleeping Giant and Niobec mines, a specific pledge on shares of OMAI Gold Mines Limited held by Cambior and shares in the Company's US subsidiaries, and a general security on all other assets of the Company.

**(c) Balance of purchase price payable for Camp Caiman project** Upon the merger agreement with Ariane in November 2003, the Company assumed the balance of purchase price related to Ariane's acquisition from Asarco Incorporated, in August 2002, of a subsidiary holding the rights to the Camp Caiman project, Asarco Guyane Française S.A.R.L. ("AGF"). The balance of purchase price is accounted for at its discounted value calculated using an interest rate of 3%, without interest and payable as follows:

i) $2,171,000 on August 19, 2004;

ii) $4,136,800 on August 19, 2006; and

iii) $4,136,800 within 120 days of the commencement of commercial production.

The balance of purchase price is subject to prepayments in the case of a subsequent issuance of equity. The AGF shares are subject to an escrow agreement and any transfer of the AGF shares would be subject to that agreement. The AGF shares will be released from escrow to Cambior once the acquisition price has been paid in full.

**(d) Balance of purchase price — Rosebel** The balance of the purchase price represents the discounted amount, calculated using an interest rate of 5.0%, of two installments of $1,000,000 due in 2004 and 2005 respectively. An amount of $1,000,000 was paid in 2003. This balance is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

**(e) Other debt — Rosebel** Upon receiving the Right of Exploitation for the Rosebel project in December 2002, an amount became payable to Grassalco in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments, the first of which is due on the first anniversary of the commencement of commercial production at Rosebel, which is scheduled for 2004. The discounted value was calculated using an interest rate of 3.19%.

**(f) Obligations under capital leases** Obligations under capital leases bear interest at rates ranging from 4.25% to 5.00%, payable in quarterly installments until 2007.

**Interest** Interest on long-term debt amounted to $1,502,000 in 2003 ($1,323,000 in 2002 and $5,299,000 in 2001) of which $1,411,000 was capitalized in relation with the construction of the Rosebel project.

NOTE 9. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement (the "agreement") with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

Under the prepaid gold forward sales agreement, the Company must comply with various other covenants and financial ratios under the terms of the 2003 Credit facility (Note 8).

Gold deliveries remaining under the prepaid gold forward sales agreement are as follows for the coming years:

| | Number of ounces | $ |
|---|---|---|
| 2004 – current portion | 51,919 | 12,222 |
| 2005 – long-term portion | 51,920 | 12,223 |
| | 103,839 | 24,445 |

At December 31, 2003, the estimated fair value of the prepaid gold forward sales agreement was $41,336,000 ($49,201,000 at December 31, 2002).

NOTE 10. DEFERRED GAINS

Deferred gains on gold and US dollars are related to hedging transactions described in Note 2. This account also includes non-hedge derivative losses related to call options and VVF converted into hedging forward instruments.

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| Deferred gains – gold | **1,330** | 3,923 |
| Deferred gains – US dollars | **1,436** | — |
| | **2,766** | 3,923 |
| Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments | **1,841** | 2,330 |
| | **4,607** | 6,253 |
| Current portion | **3,852** | 2,949 |
| Long-term portion | **755** | 3,304 |

Deferred gains and fair value of derivatives will be recognized in income as follows: $3,852,000 in 2004, $520,000 in 2005 and $235,000 in 2006.

NOTE 11. EMPLOYEE FUTURE BENEFIT PLANS

The Company contributes to various defined contribution and defined benefit pension plans for its employees that are funded on the basis of actuarial valuations. The defined benefit pension plans cover certain employees in Canada, the United States, Guyana and Suriname and are subject to funding based on actuarial valuation which is performed at least every three years. The most recent actuarial valuation was prepared as at January 1, 2003.

As well, senior management of the Company specifically designated by the Board of Directors participate in a SERP. The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company's defined benefit pension plan reflected the full amount of the base salary of such employees. The Company made an initial contribution of $392,000 to the SERP in 2003. Annual contributions are assessed by the Board of Directors based on the Company's financial position and other factors.

**Defined contribution plans** The total expenses for the Company's defined contribution plans amounted to $1,908,000 ($1,563,000 in 2002 and $1,482,000 in 2001).

# Notes to Consolidated Financial Statements (continued)

NOTE 11. EMPLOYEE FUTURE BENEFIT PLANS (continued)

**Defined pension benefit plans**

| | 2003 | 2002 |
|---|---|---|
| | $ | $ |
| **Change in accrued benefit obligation** | | |
| Balance, beginning of year | **6,109** | 5,995 |
| Current service expense | **415** | 387 |
| Interest expense | **464** | 357 |
| Actuarial loss (gain) | **105** | (51) |
| Benefits paid | **(230)** | (123) |
| Foreign exchange variation | **1,386** | (456) |
| | **2,140** | 114 |
| **Balance, end of year** | **8,249** | 6,109 |
| **Change in plan assets** | | |
| Fair value, beginning of year | **3,438** | 3,726 |
| Actual return on plan assets | **392** | (181) |
| Employer contributions | **891** | 271 |
| Benefits paid | **(178)** | (77) |
| Foreign exchange variation | **834** | (301) |
| | **1,939** | (288) |
| **Fair value, end of year** | **5,377** | 3,438 |
| **Plan status** | | |
| Funded status-deficit [1] | **(2,872)** | (2,671) |
| Unamortized transitional asset | **(1,437)** | (1,280) |
| Unamortized net actuarial loss | **1,346** | 1,153 |
| **Accrued benefit liability** | **(2,963)** | (2,798) |

[1] *For 2003, two of the three defined pension benefit plans show a deficit totalling $3,040,000 ($2,727,000 in 2002).*

NOTE 11. EMPLOYEE FUTURE BENEFIT PLANS (continued)

*Defined pension benefit plans* (continued)

The average remaining service period of the active employees covered by the defined pension plan is 16 years (16 years in 2002) and that of the active employees covered by the SERP is 11 years (11 years in 2002).

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligation are as follows:

| | 2003 | 2002 |
|---|---|---|
| | % | % |
| Expected long-term rate of return on plan assets | **7.0** | 7.0 |
| Rate of compensation increase | **3.0** | 3.0 |
| Discount rate | **6.5** | 6.5 |

There is no minimum liability as defined under US GAAP.

The total expense for the Company's defined benefit plans is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Current service expense | **415** | 387 | 395 |
| Interest expense | **464** | 357 | 353 |
| Expected return on plan assets | **(284)** | (247) | (248) |
| Amortization of transitional asset | **(111)** | (99) | (101) |
| Amortization of net actuarial loss | **50** | 26 | 8 |
| **Net benefit expense** | **534** | 424 | 407 |

# Notes to Consolidated Financial Statements (continued)

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS

Authorized

- Unlimited number of voting common shares without par value.
- Unlimited number of Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.
- 10,000,000 Class II preferred shares.

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Number of securities | Amount | Number of securities | Amount | Number of securities | Amount |
| | (000) | $ | (000) | $ | (000) | $ |
| **Common shares issued and fully paid:** | | | | | | |
| Balance, beginning of year | **160,167** | **288,040** | 104,904 | 226,291 | 75,563 | 209,961 |
| Issued: | | | | | | |
| Private placements | **—** | **—** | 21,346 | 17,293 | 26,441 | 13,692 |
| Merger agreement [1] | **14,835** | **39,203** | — | — | — | — |
| Public offering | **40,000** | **72,192** | 27,273 | 38,595 | — | — |
| Exercise and expiry of warrants | **24,754** | **44,018** | 6,515 | 5,626 | 2,100 | 2,118 |
| Exercise of options [2] | **515** | **849** | — | — | — | — |
| Flow-through common shares [3] | **571** | **1,441** | 129 | 235 | 800 | 520 |
| | **80,675** | **157,703** | 55,263 | 61,749 | 29,341 | 16,330 |
| Balance, end of year | **240,842** | **445,743** | 160,167 | 288,040 | 104,904 | 226,291 |
| **Common share purchase warrants:** | | | | | | |
| Balance, beginning of year | **2,216** | **870** | 1,300 | 436 | — | — |
| Issued: | | | | | | |
| Public offering | **—** | **—** | 1,067 | 319 | — | — |
| Private placement | **—** | **—** | 1,364 | 588 | 1,300 | 436 |
| Exercised | **(702)** | **(232)** | (1,515) | (473) | — | — |
| Expired | **(1,364)** | **(588)** | — | — | — | — |
| | **(2,066)** | **(820)** | 916 | 434 | 1,300 | 436 |
| Balance, end of year | **150** | **50** | 2,216 | 870 | 1,300 | 436 |
| **Common share purchase options granted following the Ariane merger:** [1] [2] | | | | | | |
| Balance, beginning of year | **—** | **—** | — | — | — | — |
| Granted | **1,266** | **1,445** | — | — | — | — |
| Exercised | **(254)** | **(290)** | — | — | — | — |
| | **1,012** | **1,155** | — | — | — | — |
| Balance, end of year | **1,012** | **1,155** | — | — | — | — |
| **Total common shares, warrants and options** | | **446,948** | | 288,910 | | 226,727 |

(1) *Upon the merger agreement with Ariane (Note 7).*

(2) *The options were exercised by employees of the Company under the Stock Option Plan for directors and key employees and pursuant to the merger agreement with Ariane.*

(3) *In 2002, 129,455 common shares were subscribed by Cambior officers and employees (300,000 common shares in 2001).*

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Issuance of securities

2003: During 2003, 24,754,000 common shares were issued following the exercise of warrants as follows:

| Number of common shares | Exercise price | Total proceeds |
|---|---|---|
| (000) | ($ per share) | $ |
| **10,417** | **$1.14 (Cdn $1.70)** | **11,834** |
| **107** | **$0.85 (Cdn $1.30)** | **123** |
| **596** | **$0.41 (Cdn $0.56)** | **444** |
| **13,634** | **$2.28 (Cdn $3.00)** | **31,617** (1) |
| **24,754** | | **44,018** |

(1) *During the year, 1,364,000 warrants exercisable at a price of Cdn $2.20 each and 682,000 warrants exercisable at Cdn $3.00 each expired without being exercised. The value of warrants totalling $588,000 was transferred into common shares.*

On August 12, 2003, Cambior issued to a syndicate of underwriters 40,000,000 units at a price of $1.80 (Cdn $2.50) per unit for gross proceeds of $72,192,000 (Cdn $100,000,000). Each unit consisted of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles its holder to purchase one additional common share at a price of Cdn $3.75 prior to August 12, 2008.

On September 2, 2003, some 571,428 common shares were issued at a price of $2.52 (Cdn $3.50) each following a flow-through financing for total proceeds of $1,441,000 (Cdn $2,000,000) to incur Canadian Exploration Expenses.

2002: On February 28, 2002, Cambior completed a private placement of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17,293,000 (Cdn $27,750,000). The proceeds were added to the working capital. Each special warrant was exercised into one common share and one-half warrant, with each whole warrant entitling its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation warrants valued at $319,000 to the underwriters to purchase 1,067,308 units (each consisting of one share and one-half warrant) at Cdn $1.30 each.

On May 16, 2002, Cambior completed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). 50% of the proceeds was used to reduce the 2001 Credit facility and 50% was added to the working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options valued at $588,000, to the underwriters without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units at a price of Cdn $2.20 per unit.

During 2002, some 6,514,577 additional common shares were issued to various third parties pursuant to the exercise of warrants issued previously, for total proceeds of $5,153,000.

On July 19, 2002, Cambior concluded a private placement of 129,455 flow-through shares at $1.81 (Cdn $2.79) per share, for proceeds of $235,000 (Cdn $361,000) used to incur Canadian Exploration Expenses.

# Notes to Consolidated Financial Statements (continued)

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS (continued)

**Issuance of securities** (continued)

**2001:** In 2001, Jipangu Inc., a significant shareholder, converted its $10,000,000 subordinated mortgage loan into equity pursuant to two private placements. The first private placement closed on January 18, 2001 whereby Jipangu Inc. subscribed for 15,000,000 common shares of the Company at a price of $0.42 per share for proceeds totalling $6,300,000. The second private placement totalling $3,700,000, consisting of 6,491,228 common shares at a price of $0.57 per share, was completed on September 25, 2001.

On July 25, 2001, Cambior completed private placements of 800,000 flow-through shares at $0.65 (Cdn $1.00) per share, for proceeds of $520,000 (Cdn $800,000) used to incur Canadian Exploration Expenses.

On December 12, 2001, Jipangu Inc. subscribed for 4,950,000 units at a price of $0.75 (Cdn $1.17) per unit for proceeds totalling $3,692,000. Each unit consisted of one common share and one warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share.

**Flow-through common shares** Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at December 31, 2003, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $388,000.

**Warrants** As at December 31, 2003, the outstanding number of warrants exercisable into common shares was as follows:

| Date of issue | Expiry date | Exercise price | Number issued | Number exercisable |
|---|---|---|---|---|
| | | $ per share | (000) | (000) |
| January 12, 2001 (1) | December 31, 2005 | Cdn $0.56 | 1,300 | 150 |
| August 12, 2003 | August 12, 2008 | Cdn $3.75 | 20,000 | 20,000 |
| | | | | 20,150 |

(1) *These warrants were issued to lenders of the 2001 Credit facility and valued at $436,000.*

**Earnings per share** The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| Number of instruments | (000) | (000) | (000) |
| Options | **1,625** | 5,668 | 4,855 |
| Warrants | **—** | 27,721 | 6,250 |
| | **1,625** | 33,389 | 11,105 |

Reconciliation of the diluted weighted average number of common shares outstanding for 2003 is as follows:

| | Number of instruments |
|---|---|
| | (000) |
| Basic weighted average number of common shares outstanding | 187,953 |
| Effect of dilutive stock options | 2,054 |
| Effect of dilutive warrants | 570 |
| Diluted weighted average number of common shares outstanding | 190,577 |

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS (continued)

**Common share purchase options** Under the Stock Option Plan for directors and key employees of the Company, options may be granted to selected eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted market price of the common shares of the Company on the Toronto Stock Exchange for the five trading days immediately preceeding the grant date.

The following table sets out the activity in options:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Number | Weighted average price per option | Number | Weighted average price per option | Number | Weighted average price per option |
| | (000) | $/option | (000) | $/option | (000) | $/option |
| **Common shares reserved** [1] | **9,000** | | 9,000 | | 5,500 | |
| Options outstanding, beginning of year | **5,668** | **3.13** | 4,855 | 4.24 | 3,549 | 6.83 |
| Granted | **1,400** | **1.40** | 1,425 | 1.39 | 1,745 | 0.33 |
| Granted following the merger [2] | **1,266** | **1.69** | — | — | — | — |
| Exercised | **(515)** | **1.08** | (30) | 0.33 | — | — |
| Forfeited or expired | **(565)** | **11.25** | (582) | 8.64 | (439) | 6.56 |
| **Options outstanding, end of year** | **7,254** | **2.54** | 5,668 | 3.13 | 4,855 | 4.24 |
| **Options exercisable, end of year** | **3,540** | | 2,354 | | 2,230 | |

(1) *At their Annual General and Special Meeting, held on May 7, 2002, the shareholders approved an increase in the number of Common Shares issuable under the Stock Option Plan, bringing the maximum of 5,500,000 Common Shares to a new maximum of 9,000,000 Common Shares. As at December 31, 2003, 2,089,000 common shares were available for future options grants.*

(2) *Upon the merger agreement with Ariane (Note 7), the Ariane options were converted into Cambior options using an exchange rate of 2.91.*

The stock options outstanding at December 31, 2003, including the options resulting from the merger agreement with Ariane, are detailed as follows:

| Exercise price | Options outstanding | | | Exercisable options | |
|---|---|---|---|---|---|
| | Number | Weighted average remaining life | Weighted average exercisable price per option | Number | Weighted average exercisable price per option |
| ($ per option) | (000) | (years) | ($ per option) | (000) | ($ per option) |
| 0.33 to 0.63 | 1,417 | 4.5 | 0.40 | 724 | 0.40 |
| 0.96 to 1.37 | 573 | 3.7 | 1.15 | 548 | 1.15 |
| 1.50 to 2.11 | 3,639 | 5.5 | 1.60 | 643 | 1.60 |
| 3.24 to 4.37 | 769 | 2.7 | 4.29 | 769 | 4.29 |
| 6.02 to 8.79 | 581 | 1.5 | 7.79 | 581 | 7.79 |
| 12.15 to 12.86 | 275 | 0.5 | 12.85 | 275 | 12.85 |
| | 7,254 | | 2.54 | 3,540 | 3.76 |

# Notes to Consolidated Financial Statements (continued)

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS (continued)

**Accounting for compensation plans** The Company measures compensation costs related to awards of stock options using the intrinsic value-based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value-based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of 5 years and the following assumptions:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | % | % | % |
| Semi-annual risk-free interest rate | **4.08** | 5.07 | 5.06 |
| Volatility | **78** | 85 | 95 |
| Dividend | **—** | — | — |

A pro forma compensation charge is recognized over the vested period. Accordingly, the Company's net earnings (loss) and basic and diluted net earnings (loss) per share would have been reported on a pro forma basis as follows :

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Net earnings (loss), as reported | **649** | (8,052) | (8,239) |
| Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects | **(1,065)** | (814) | (1,186) |
| **Pro forma net loss** | **(416)** | (8,866) | (9,425) |
| Basic net earnings (loss) per share, as reported ($) | **0.00** | (0.06) | (0.09) |
| Diluted net earnings (loss) per share, as reported ($) | **0.00** | (0.06) | (0.09) |
| Basic net loss per share, pro forma ($) | **(0.00)** | (0.06) | (0.10) |
| Diluted net loss per share, pro forma ($) | **(0.00)** | (0.06) | (0.10) |

The weighted average fair value of options granted in 2003 was $0.93 ($1.00 in 2002 and $0.25 in 2001).

**Share Purchase Plan** The Company has an employee Share Purchase Plan under which eligible employees can have the opportunity to acquire common shares of Cambior through payroll deductions. The Company matches up to 50% of the employee contribution up to the lesser of 3% of basic annual salary or Cdn $5,000. The shares are acquired on the open market by a trustee. Cambior's contribution is charged to earnings in the year of contribution and amounted to $313,000 in 2003, $157,000 in 2002 and $117,000 in 2001.

## NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Cambior's financial instruments and commodities:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | Carrying value | Fair value | Carrying value | Fair value |
| | $ | $ | $ | $ |
| **Financial assets** | | | | |
| Cash and cash equivalents (1) | **28,450** | **28,450** | 17,595 | 17,595 |
| Short-term investments (1) | **66,770** | **66,770** | 25,208 | 25,208 |
| Receivables (1) | **6,488** | **6,488** | 4,078 | 4,078 |
| Settlements receivable (1) | **2,927** | **2,927** | 3,644 | 3,644 |
| Investments – publicly traded companies (2) | **3,023** | **7,091** | 2,466 | 5,082 |
| Investments – residual proceeds receivable (3) | **1,803** | **1,803** | 1,699 | 1,699 |
| Foreign exchange contracts (Note 17) (6) | **—** | **280** | — | — |
| **Financial liabilities** | | | | |
| Accounts payable and accrued liabilities (1) | **36,203** | **36,203** | 24,341 | 24,341 |
| Long-term debt (4) | **64,194** | **64,194** | 27,998 | 27,998 |
| Non-hedge derivative instruments (Note 17) (5) | **7,790** | **7,790** | 6,362 | 6,362 |
| Gold forwards (Note 17) (5) | **—** | **59,676** | — | 37,381 |
| Foreign exchange contracts (Note 17) (6) | **—** | **—** | — | 3,185 |

*(1) The fair value of cash and cash equivalents, short-term investments, receivables, settlements receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.*

*(2) The fair value of the shares of publicly-traded companies was based on the last quoted market price.*

*(3) The fair value of the residual proceeds receivable from the sale of the El Pachon project is equivalent to the carrying amount since it is presented at its discounted value.*

*(4) Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2003 and 2002.*

*(5) The Company obtains an independent valuation of its portfolio of gold commitments. This market valuation is based on the market price, rate of interest, gold lease rate and volatility.*

*(6) The fair value of the foreign exchange contracts is based on the market foreign exchange rate and the forward premium.*

## NOTE 14. DECREASE OF DEFICIT FROM CONTRIBUTED SURPLUS

At their Annual General and Special Meeting, held on May 7, 2002, the Company's shareholders adopted a resolution to apply $23,047,000 available from the contributed surplus account to reduce the Company's accumulated deficit.

# Notes to Consolidated Financial Statements (continued)

NOTE 15. CUMULATIVE TRANSLATION ADJUSTMENT

This account reflects the difference in the net value of the assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period.

The changes in this account are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Cumulative unrealized loss, beginning of year | **(18,855)** | (20,365) | (15,421) |
| Unrealized net gain (loss) for the year on translation of net assets | **19,123** | 969 | (5,858) |
| Exchange loss charged to operations following reduction in net investment in Canadian mining operations | **—** | 541 | 914 |
| **Cumulative unrealized gain (loss), end of year** | **268** | (18,855) | (20,365) |
| **Exchange rate, end of year** | **1.2965** | 1.5776 | 1.5928 |

NOTE 16. INCOME AND MINING TAXES

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Canadian statutory income tax rate (federal and provincial: 37.2% in 2003, 38.2% in 2002 and 2001) as a result of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial) | **35** | (2,941) | (3,103) |
| Increase (Decrease) resulting from: | | | |
| Resource allowance and earned depletion | **(742)** | (1,084) | (817) |
| Unrecognized deductible temporary differences for the year | **3,663** | 2,889 | 2,248 |
| Unrecognized tax benefit on earnings in Canada | **—** | — | 2,627 |
| Unrecognized tax benefit on earnings of foreign subsidiaries | **1,495** | 1,954 | — |
| Non-taxable portion of gain | **(425)** | (139) | (357) |
| Income tax rate differential of foreign subsidiaries | **302** | 243 | 115 |
| Use of a tax benefit not previously recognized | **(1,892)** | (720) | (730) |
| Foreign exchange loss on Canadian currency | **(2,560)** | — | — |
| Non-deductible items and other elements | **124** | (202) | 17 |
| | **—** | — | — |
| Tax on large corporations | **293** | 353 | 115 |
| Provincial mining taxes (recovery) | **(712)** | — | — |
| Other countries' current taxes (recovery) | **(135)** | — | — |
| | **(554)** | 353 | 115 |

NOTE 16. *INCOME AND MINING TAXES (continued)*

The provision for current income and mining taxes is made up of the following components:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Current | | | |
| Federal income taxes – tax on large corporations in Canada | **293** | 353 | 115 |
| Provincial mining taxes (recovery) | **(712)** | — | — |
| Other countries' current taxes (recovery) | **(135)** | — | — |
| | **(554)** | 353 | 115 |

The provision for future income and mining taxes has been provided on temporary timing differences which consist of the following:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Depreciation, depletion and amortization | **(1,453)** | 1,397 | (262) |
| Writedown of mining assets | **—** | — | (1,897) |
| Mine closures, reclamation and other provisions | **(380)** | (841) | (89) |
| Taxable deferred revenues | **(217)** | (341) | — |
| Unrecognized non-hedged derivative gain (loss) | **947** | (3,013) | — |
| Foreign exchange loss on Canadian currency | **(2,560)** | — | — |
| Unrecognized deductible temporary differences of the year | **3,663** | 2,889 | 2,248 |
| Other | **—** | (91) | — |
| | **—** | — | — |

As at December 31, 2003 and 2002, future tax assets are detailed as follows:

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Canada | US and other | Total | Canada | US and other | Total |
| | $ | $ | $ | $ | $ | $ |
| Net operating loss carry-forwards | **933** | **64,790** | **65,723** | — | 59,969 | 59,969 |
| Difference between book and tax depreciation and depletion | **80,424** | **10,254** | **90,678** | 64,970 | 13,181 | 78,151 |
| Accrued liabilities | **7,017** | **1,255** | **8,272** | 5,775 | 735 | 6,510 |
| Others | **4,821** | **—** | **4,821** | 2,363 | — | 2,363 |
| Total of future tax assets before valuation allowance | **93,195** | **76,299** | **169,494** | 73,108 | 73,885 | 146,993 |
| Valuation allowance | **(93,195)** | **(76,299)** | **(169,494)** | (73,108) | (73,885) | (146,993) |
| **Total of future tax assets** | **—** | **—** | **—** | — | — | — |

Cambior has approximately $104,910,000 ($92,790,000 in 2002) of cumulative Canadian exploration and cumulative Canadian development expenses and approximately $286,450,000 ($223,460,000 in 2002) in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years. The Company also benefits from unclaimed investment tax credits totalling $1,000,000 which can be used anytime to be converted into other deductions.

In 2003, governmental assistance in the form of the Québec resources tax credit reduced exploration expenses by an amount of $1,202,000 ($608,000 in 2002).

# Notes to Consolidated Financial Statements (continued)

NOTE 16. INCOME AND MINING TAXES (continued)

Losses carried forward as at December 31, 2003 will expire as follows:

| | Canada | United States (1) | Guyana (2) | Suriname (2) |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| 2004 | — | — | — | — |
| 2005 | — | — | — | — |
| 2006 | — | 13,603 | — | — |
| 2007 | — | 6,804 | — | — |
| 2008 | 1,079 | 19,971 | — | — |
| 2009 | 1,835 | 15,164 | — | — |
| 2010 | 94 | 8,099 | — | — |
| 2011 | — | 6,111 | — | — |
| 2012 | — | 347 | — | — |
| 2018 | — | 4,291 | — | — |
| 2019 | — | 2,631 | — | — |
| 2020 | — | 136 | — | — |
| 2021 | — | 85 | — | — |
| 2022 | — | 66 | — | — |
| Unlimited | — | — | 94,407 | 6,291 |
| | 3,008 | 77,308 | 94,407 | 6,291 |

(1) *Cambior has no active subsidiary in the United States of America.*

(2) *In accordance with the Mineral Agreement concluded with the government of the country.*

According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized. Since no fiscal profit has been realized to date, the expiry date of the losses of $8,000,000 has not been determined.

The Company's French subsidiaries, CBJ-France and AGF, benefit from an income tax exemption plan for a term of ten years. Under those tax holiday plans, it is required that certain commitments made to the French Tax Administration must be met. The tax holidays are subject to re-assessment by the authorities.

NOTE 17. COMMITMENTS AND CONTINGENCIES

**Gold sales, deliveries and purchase commitments** The Company's gold sales, deliveries and purchase commitments as at December 31, 2003, are as follows [(1)]:

| | 2004 | 2005 | 2006 | 2007 | Total |
|---|---|---|---|---|---|
| **Forwards** [(3)] | | | | | |
| Quantity (000 ozs) | 252 | 155 | 130 | 56 | 593 |
| Average price ($/oz) | 315 | 327 | 326 | 350 | 324 |
| **Prepaid gold forwards** (Note 9) | | | | | |
| Quantity (000 ozs) | 52 | 52 | — | — | 104 |
| Average price ($/oz) | 235 | 235 | — | — | 235 |
| **Gold purchase** | | | | | |
| Quantity (000 ozs) | (55) | — | — | — | (55) |
| Average price ($/oz) | 360 | — | — | — | 360 |
| **Minimum delivery obligations** | | | | | |
| Quantity (000 ozs) | 249 | 207 | 130 | 56 | 642 |
| Average price ($/oz) | 288 | 304 | 326 | 350 | 306 |
| **Call options sold** [(2) (3)] | | | | | |
| Quantity (000 ozs) | 104 | — | — | — | 104 |
| Average price ($/oz) | 301 | — | — | — | 301 |
| **Total delivery commitments** | | | | | |
| Quantity (000 ozs) | 353 | 207 | 130 | 56 | 746 |
| Average price ($/oz) | 292 | 304 | 326 | 350 | 306 |

(1) *The designation dates for accounting purposes differ from commitment dates.*

(2) *The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.*

(3) *Certain call options sold and forward positions, totalling 335,000 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.*

The estimated fair value of Cambior's gold forward sale, delivery and purchase commitments, excluding the prepaid gold forward, calculated at a spot price of $417 per ounce in 2003 ($343 per ounce in 2002) is as follows:

| | **2003** | 2002 |
|---|---|---|
| | $ | $ |
| Forwards | **(59,676)** | (37,381) |
| Non-hedge derivatives | **(7,790)** | (6,362) |
| | **(67,466)** | (43,743) |

The non-hedge derivative gain of $635,000 in 2003 (loss of $16,765,000 in 2002 and of $731,000 in 2001) represents the annual change of the fair value of the non-hedge derivatives combined with the realized gain of $3,105,000 in 2003 resulting from lease rate swap contracts for certain periods, the $1,042,000 realized loss in 2003 arising from the exercise of call options sold and the $5,073,000 deferred non-hedge derivative loss in 2002 related to the conversion of call options and VVF into forward instruments.

Subsequent to year-end, the Company purchased 135,000 ounces of gold to be applied against its outstanding commitments at year-end.

# Notes to Consolidated Financial Statements (continued)

NOTE 17. COMMITMENTS AND CONTINGENCIES (continued)

**Foreign exchange contracts** As at December 31, 2003, the Company had commitments, through foreign exchange forward contracts, to deliver US$9,000,000 and obtain in exchange Canadian dollars at an average rate of Cdn $1.3406 in 2004. As at December 31, 2003, the fair value gain of the foreign exchange contracts was $280,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

During 2003, the Company converted 88,463 ounces of Canadian gold forward sales into US dollar gold forward sales, thereby increasing the future realized price from $321 an ounce to $359 an ounce.

The Company is exposed to currency risks as a result of revenues derived from its Canadian operations.

**Risk of counter-parties** Realization of the Company's hedging program is dependent upon the ability of the counter-parties to respect the terms of the contracts and the maintenance of a liquid market. Cambior's counter-parties in its hedging transactions are lenders to the Company.

**Royalties** Production from some mining properties is subject to royalties based on various methods of calculation, summarized as follows:

| Mine | Calculation | | | Payment |
|---|---|---|---|---|
| | | **2003** | 2002 | 2001 |
| | | $ | $ | $ |
| Omai mine | 5% in-kind royalty on mineral production payable to the Government of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce | **4,945** | 4,934 | 4,288 |
| Mouska mine | Two royalties totalling 1% and 2% respectively of gold production [1] | **460** | 435 | 319 |
| **Total** | | **5,405** | 5,369 | 4,607 |

*[1] During 2002, the Company bought back 80% of the 1% royalty for an amount of $153,000 (Cdn $240,000).*

The Company is also subject to other royalties for which no amount was paid during 2003, 2002 and 2001:

Doyon mine: A royalty equivalent to 24.75% of any excess of the annual average market price over $375 per ounce of gold produced on the next 1,513,000 ounces of production.

Rosebel project: 2% in-kind royalty per ounce of gold production;

0.25% of all mineral produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname;

Price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the arithmetic average of the market prices determined by the London Bullion Market, P.M. Fixing;

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced.

Sleeping Giant: Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other.

Carlota project: 5% net smelter royalty upon commencement of commercial production.

NOTE 17. COMMITMENTS AND CONTINGENCIES (continued)

**Claims**

**Omai** On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US$2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously.

**Others** The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a material adverse effect on the Company's financial condition.

NOTE 18. JOINT VENTURES

The following accounts represent the Company's proportionate interest in the following joint ventures: Niobec mine (50%), Sleeping Giant mine (50%) and El Pachon project (50%) which was sold in September 2001.

| | **2003** | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Current assets | **9,462** | 8,281 | 7,796 |
| Property, plant and equipment | **24,758** | 17,236 | 16,256 |
| Current liabilities | **(3,678)** | (3,026) | (2,549) |
| Other liabilities | **(2,152)** | (386) | (319) |
| | **28,390** | 22,105 | 21,184 |
| Revenues | **33,443** | 33,975 | 29,437 |
| Expenses | **(26,386)** | (24,882) | (22,713) |
| **Net earnings** | **7,057** | 9,093 | 6,724 |
| Cash flow from (used in): | | | |
| Operating activities | **10,447** | 10,830 | 7,354 |
| Investing activities | **(6,156)** | (3,035) | (2,070) |

# Notes to Consolidated Financial Statements (continued)

Note 19. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine; and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services activities are grouped with Niobec. The Rosebel gold project, located in Suriname, is in construction and the achievement of commercial production is currently scheduled to begin in February 2004. The Camp Caiman ("Ariane") property was acquired in November 2003 and is an advanced exploration project.

| | Omai | Doyon | Sleeping Giant | Niobec and others | Rosebel | Camp Caiman | Corporate and projects | Total |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ |
| **2003** | | | | | | | | |
| Revenues – mining operations | **83,062** | **71,392** | **11,235** | **24,935** | **—** | **—** | **245** | **190,869** |
| Financial expenses | **1,529** | **9** | **(4)** | **—** | **—** | **—** | **389** | **1,923** |
| Depreciation, depletion and amortization | **9,717** | **15,346** | **1,777** | **856** | **—** | **—** | **327** | **28,023** |
| Divisional earnings (loss) | **3,235** | **(2,779)** | **868** | **6,642** | **(137)** | **(8)** | **(13,220)** | **(5,399)** |
| Capital expenditures (disposals) | **(1,535)** | **10,617** | **4,438** | **2,820** | **91,083** | **(2,043)** | **2,851** | **108,231** |
| Property, plant and equipment | **31,237** | **98,388** | **8,562** | **18,932** | **122,486** | **50,802** | **19,121** | **349,528** |
| Divisional assets | **50,970** | **103,455** | **9,645** | **28,812** | **138,271** | **55,840** | **105,931** | **492,924** |
| **2002** | | | | | | | | |
| Revenues – mining operations | 100,650 | 66,988 | 10,149 | 23,662 | — | — | 809 | 202,258 |
| Financial expenses | 2,629 | 44 | 3 | — | 989 | — | (1,266) | 2,399 |
| Depreciation, depletion and amortization | 12,330 | 13,619 | 1,505 | 792 | — | — | 588 | 28,834 |
| Divisional earnings (loss) | 5,676 | 1,830 | 1,107 | 8,023 | (989) | — | (7,985) | 7,662 |
| Capital expenditures | 4,497 | 8,071 | 1,817 | 1,924 | 12,743 | — | 3,381 | 32,433 |
| Property, plant and equipment | 48,119 | 85,109 | 4,687 | 13,256 | 30,816 | — | 18,188 | 200,175 |
| Divisional assets | 74,830 | 89,012 | 5,024 | 21,200 | 31,347 | — | 57,993 | 279,406 |
| **2001** | | | | | | | | |
| Revenues – mining operations | 106,793 | 63,198 | 8,811 | 18,718 | — | — | — | 197,520 |
| Financial expenses | 4,800 | (95) | — | — | — | — | 860 | 5,565 |
| Depreciation, depletion and amortization | 16,449 | 15,356 | 1,388 | 1,144 | — | — | 607 | 34,944 |
| Writedown of assets | 5,419 | — | — | — | — | — | — | 5,419 |
| Divisional earnings (loss) | (2,454) | (473) | 353 | 5,183 | (381) | — | (9,434) | (7,206) |
| Capital expenditures (disposals) | 8,303 | 7,553 | 1,032 | 1,038 | — | — | (11,463) [1] | 6,463 |
| Property, plant and equipment | 58,133 | 89,781 | 4,251 | 12,004 | 13,175 | — | 17,339 | 194,683 |
| Divisional assets | 77,969 | 93,449 | 4,827 | 19,156 | 13,183 | — | 43,188 | 251,772 |

(1) *Includes capital disposal of $12,386,000 in 2001 related to discontinued operations.*

NOTE 19. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings to net earnings (loss) for the year is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Divisional earnings | **7,821** | 15,647 | 2,228 |
| Corporate and projects loss | **(13,220)** | (7,985) | (9,434) |
| | **(5,399)** | 7,662 | (7,206) |
| Investment and other income | **2,997** | 1,945 | 727 |
| Gain on foreign exchange | **1,862** | — | — |
| Non-hedge derivative gain (loss) | **635** | (16,765) | (731) |
| Loss on foreign exchange from reduction in net investment | **—** | (541) | (914) |
| Income and mining taxes | **554** | (353) | (115) |
| ***Net earnings (loss)*** | **649** | (8,052) | (8,239) |

### Geographic information

| | Revenues – mining operations | | | Property, plant and equipment | |
|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2003 | 2002 |
| | $ | $ | $ | $ | $ |
| Canada | **105,341** | 101,456 | 90,727 | **125,263** | 103,979 |
| *Guyana* | **85,528** | *100,802* | *106,793* | **32,685** | *48,826* |
| French Guiana | **—** | — | — | **50,802** | — |
| Suriname | **—** | — | — | **122,486** | 30,816 |
| United States and others | **—** | — | — | **18,292** | 16,554 |
| | **190,869** | 202,258 | 197,520 | **349,528** | 200,175 |

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

### A. CONSOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with US GAAP would be as follows:

### Consolidated statement of operations

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Net earnings (loss) as per Canadian GAAP | **649** | (8,052) | (8,239) |
| Writedown of assets [a] | **—** | — | 5,419 |
| Depreciation, depletion and amortization [b] | **4,528** | 4,430 | 7,270 |
| Mining properties [c] | **(3,641)** | (3,516) | — |
| Unrealized gain (loss) on forward exchange contracts [d] | **(893)** | 6,367 | (174) |
| Exchange loss [e] | **—** | 541 | 914 |
| Asset retirement obligations [f] | **2,117** | — | — |
| Cumulative effect of change in accounting principle for asset retirement obligations | **(34)** | — | — |
| **Net earnings (loss) as per US GAAP** | **2,726** | (230) | 5,190 |
| **Basic and diluted net earnings (loss) per share as per US GAAP** | **0.01** | 0.00 | 0.06 |

# Notes to Consolidated Financial Statements (continued)

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

**A. CONSOLIDATED FINANCIAL STATEMENTS** (continued)

The consolidated balance sheet items, adjusted to comply with US GAAP, would have been as follows:

| | December 31, 2003 | | | December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | As per GAAP in Canada | Adjustments | As per US GAAP | As per GAAP in Canada | Adjustments | As per US GAAP |
| | $ | $ | $ | $ | $ | $ |
| **Assets** | | | | | | |
| Long-term investments | 4,826 | 4,068 (g) | 8,894 | 4,165 | 1,762 (g) | 5,927 |
| Property, plant and equipment | 349,528 | (41,883) (a) | 316,793 | 200,175 | (41,883) (a) | 161,112 |
| | | 24,039 (b) | | | 19,511 (b) | |
| | | (20,332) (c) | | | (16,691) (c) | |
| | | 5,441 (f) | | | | |
| **Liabilities** | | | | | | |
| Current portion of deferred gains | 3,852 | (3,852) (h) | — | 2,949 | (2,949) (h) | — |
| Deferred gains | 755 | (755) (h) | — | 3,304 | (3,304) (h) | — |
| Provision for environmental obligations | 16,400 | 3,358 (f) | 19,758 | 12,410 | — | 12,410 |
| Fair Value of hedge derivatives | — | 59,396 (h) | 59,396 | — | 40,566 (h) | 40,566 |
| **Shareholders' equity** | | | | | | |
| Common shares, | 446,948 | (29,050) (i) | 424,651 | 288,910 | (24,843) (i) | 270,820 |
| warrants and option | | 6,753 (j) | | | 6,753 (j) | |
| Contributed surplus | — | 11,626 (j) | 373,293 | — | 11,626 (j) | 373,293 |
| | | 361,667 (k) | | | 361,667 (k) | |
| Deficit | (111,006) | (376,393) | (487,399) | (107,448) | (382,677) | (490,125) |
| Changes in market value of investments | — | 4,068 (g) | 4,068 | — | 1,762 (g) | 1,762 |
| Loss on hedge derivatives | — | (55,452) (h) | (55,452) | — | (35,869) (h) | (35,869) |
| Cumulative translation adjustment | 268 | 9,480 (e) | (9,765) | (18,855) | 9,480 (e) | (28,888) |
| | | (19,513) (j) | | | (19,513) (j) | |

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES *(continued)*

A. **CONSOLIDATED FINANCIAL STATEMENTS** (continued)

**(a) Writedown of assets** Periodic evaluation of the carrying amount of the Company's property, plant and equipment have been performed in prior years in accordance with US GAAP requirements which, in some cases, differ from Canadian GAAP requirements with respect to writedown of assets. The impact on net earnings (loss) represents such calculations as well as timing differences.

**(b) Depreciation, depletion and amortization** The depreciation, depletion and amortization of mining assets for the years 2003, 2002 and 2001 was lower under US GAAP than under Canadian GAAP as a result of writedowns accounted for in prior years for related assets.

**(c) Mining properties** Under Canadian GAAP, exploration costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to property, plant and equipment under mining projects. Under United States Securities and Exchange Commission guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, should be expensed as incurred and such property should be classified as an exploration property.

**(d) Unrealized gain (loss) on forward exchange contracts** Gains and losses on forward exchange contracts are charged to income in the same period as the corresponding hedged item. Under US GAAP for the year ended December 31, 2001 and for the six-month period ended June 30, 2002, unrealized gains (losses) were charged to income as they occurred. Since July 1, 2002, the Company has designated foreign currency fixed forwards as cash flow hedges for US GAAP purposes, and consequently, those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. Unrealized gains and losses are included in revenues in the same period as the corresponding hedged item.

**(e) Exchange gain (loss)** The Company has recognized an exchange loss as a result of the reduction in the net investment in Canadian mining operations. Under US GAAP, adjustments to the equity translation account were made only when there was a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

**(f) Asset retirement obligations** Under US GAAP, asset retirement obligations are accounted for under the provisions of SFAS 143. Net earnings (loss) under US GAAP are therefore affected by the net impact of substituting the Canadian GAAP treatment of provision for environmental obligations by the amortization of the asset retirement obligations and accretion expense.

**(g) Long-term investments** Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value other than a temporary decline. Under US GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

**(h) Gain (Loss) on hedge derivatives** As explained in the change in accounting policies section, the Company designated gold forward contracts as a cash flow hedge for US GAAP purposes. Furthermore, since July 1, 2002, the Company has designated foreign exchange contracts as a cash flow hedge of Canadian sales denominated in US dollars. Those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income.

# Notes to Consolidated Financial Statements (continued)

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A. CONSOLIDATED FINANCIAL STATEMENTS (continued)

**(i) Share issue expenses** Share issue expenses are shown as a reduction of deficit as provided for under Canadian GAAP. Under US GAAP, these expenses must be shown as a reduction of capital stock.

**(j) Change in functional currency** The Company adopted the US dollar as its reporting currency effective January 1, 1996. Under US GAAP, prior years' financial statements must be translated using the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach has been applied retroactively.

**(k) Elimination of the deficit** On May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account of $23,047,000 to reduce the Company's accumulated deficit, and on June 22, 2000, shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999, prior to restatement, by applying amounts available from the contributed surplus account. Under US GAAP, such transfers are not permitted.

**Change in accounting policies under US GAAP**

**FASB Statement 143** For US GAAP purposes, effective January 1, 2003, the Company adopted the provisions of FASB Statement 143, "Accounting for Asset Retirement Obligations". SFAS 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost for the restoration of the mining sites upon termination of operations with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset as per the depreciation method established for the related asset and recognizes accretion expense in relation with the discounted liability over the remaining life of the mining properties. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Under Canadian GAAP, accounting for asset retirement obligations consistent with the rules of SFAS 143 will be mandatory for the Company for the year beginning January 1, 2004.

As a result of applying SFAS 143, *Provision for environmental obligations and other* increased by $4,897,000, *property, plant and equipment* increased by $4,863,000 and a $34,000 loss was recorded in the *Cumulative effect of a change in accounting principle.*

The following is a reconciliation of the total liability for asset retirement obligations:

| | $ |
|---|---|
| Balance, December 31, 2002 | 12,410 |
| Impact of adoption of SFAS 143 | 4,897 |
| Additions to liabilities | 1,328 |
| Accretion expense | 1,123 |
| Balance, December 31, 2003 | 19,758 |

There were no material assets that were legally restricted for purposes of settling asset retirement obligations at December 31, 2003.

On a pro forma basis, the liability for asset retirement obligations would have been $15,261,000 at January 1, 2001, $16,252,000 at December 31, 2001 and $17,307,000 at December 31, 2002, respectively, if SFAS 143 had been applied at the beginning of 2001.

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A. CONSOLIDATED FINANCIAL STATEMENTS (continued)

Change in accounting policies under US GAAP (continued)

**FASB Statement 143** (continued)

The following table presents the pro forma net earnings (loss) and earnings per share for the years ended December 31, 2002 and 2001 as if the Company had adopted SFAS 143 on January 1, 2001:

| | 2002 | 2001 |
|---|---|---|
| | $ | $ |
| Net earnings (loss) as per US GAAP, as reported | (230) | 5,190 |
| Change in accounting principle (SFAS 143) | (43) | (200) |
| Pro forma net earnings (loss) as per US GAAP | (273) | 4,990 |
| Net earnings per share as per US GAAP, as reported | 0.00 | 0.06 |
| Change in accounting principle (SFAS 143) | 0.00 | 0.00 |
| Pro forma net earnings per share as per US GAAP | 0.00 | 0.06 |

**FASB Statement 133** On January 1, 2001, the Company implemented FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The Company has designated its prepaid gold forward as normal sales as defined by SFAS 138 and this contract is therefore excluded from the scope of SFAS 133. Gold forward contracts have been designated as cash flow hedges for US GAAP purposes and are marked-to-market, and related unrealized gains or losses on those instruments are charged to other comprehensive income. VVF contracts, written call options and foreign exchange spot deferred and fixed forwards contracts had not been designated as hedges for US GAAP purposes and are marked-to-market in current operations. On January 1, 2001, the Company charged an amount of $8,813,000 as a transition adjustment on adoption of SFAS 133. Since July 1, 2002, the Company has applied hedge accounting for foreign exchange fixed forward contracts. See 20A.(d).

**FASB Statement 144** In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant impact has occurred for the Company since its adoption.

# Notes to Consolidated Financial Statements (continued)

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

### B. CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

The statement of consolidated comprehensive income (loss) is as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Net earnings (loss) as per US GAAP | **2,726** | (230) | 5,190 |
| Other comprehensive income (loss) | | | |
| Translation adjustment | **19,123** | 969 | (5,858) |
| Unrealized gain (loss) on investments | **2,306** | 1,047 | (726) |
| Transition adjustment on adoption of SFAS 133 | **—** | — | 8,813 |
| Loss on hedge derivatives | **(19,583)** | (43,538) | (1,144) |
| **Consolidated comprehensive income (loss)** | **4,572** | (41,752) | 6,275 |

Changes in items of the other comprehensive income (loss) are as follows:

| | Balance at beginning | Changes during the year | Balance at end |
|---|---|---|---|
| | $ | $ | $ |
| **2003** | | | |
| **Cumulative translation adjustment** | **(28,888)** | **19,123** | **(9,765)** |
| **Loss on hedge derivatives** | **(35,869)** | **(19,583)** | **(55,452)** |
| **Unrealized gain on investments** | **1,762** | **2,306** | **4,068** |
| **Other cumulative comprehensive loss** | **(62,995)** | **1,846** | **(61,149)** |
| 2002 | | | |
| Cumulative translation adjustment | (29,857) | 969 | (28,888) |
| Gain (Loss) on hedge derivatives | 7,669 | (43,538) | (35,869) |
| Unrealized gain on investments | 715 | 1,047 | 1,762 |
| **Other cumulative comprehensive loss** | (21,473) | (41,522) | (62,995) |
| 2001 | | | |
| Cumulative translation adjustment | (23,999) | (5,858) | (29,857) |
| Gain on hedge derivatives | — | 7,669 | 7,669 |
| Unrealized gain (loss) on investments | 1,441 | (726) | 715 |
| **Other cumulative comprehensive loss** | (22,558) | 1,085 | (21,473) |

### C. ACCOUNTING FOR COMPENSATION PLANS

The Company measures compensation costs related to awards of stock options using the intrinsic value-based method of accounting. If the fair value-based method of accounting had been applied, the Company's net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001 would have been as follows on a pro forma basis:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | $ | $ | $ |
| Net earnings (loss) under US GAAP, as reported | **2,726** | (230) | 5,190 |
| Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects | **(1,065)** | (814) | (1,186) |
| Pro forma net earnings (loss) | **1,661** | (1,044) | 4,004 |
| Basic and diluted net earnings (loss) per share, as reported ($) | **0.01** | (0.00) | 0.06 |
| Basic and diluted net earnings (loss) per share, pro forma ($) | **0.01** | (0.01) | 0.04 |

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

### D. ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

**US GAAP** In January 2003 and December 2003, the Financial Accounting Standards Board ("FASB") issued and revised Interpretation No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51." The Interpretation addresses consolidation of variable interest entities. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

During April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, resulting primarily from decisions reached by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS 133. This Statement is generally effective prospectively for contracts and hedging relationships entered into after June 30, 2003. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in the balance sheets. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

**Canadian GAAP** In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3110, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The section is effective for fiscal years beginning on or after January 1, 2004. Section 3110 harmonizes Canadian standards with the requirements of SFAS 143 that the Company adopted on January 1, 2003 for US GAAP purposes. The Company will adopt Section 3110 on January 1, 2004 under Canadian GAAP.

In January 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which harmonizes Canadian GAAP with FASB Interpretation No. 46, and provides guidance for applying the principles in Section 1590, "Subsidiaries", to certain special purpose entities. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

In September and November 2003, the CICA made amendments to Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Thus, enterprises will be required to account for the effect of such awards in their financial statements for fiscal years beginning on or after January 1, 2004. The Company will be required to adopt a retroactive application, with or without restating prior periods.

In December 2003, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 141, "Revenue Recognition", which provides general interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". The Company currently follows such guidelines and therefore does not anticipate that this pronouncement will have a material impact on its results of operations and financial condition.

In November 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. This pronouncement will be applicable to the Company commencing in 2004.

# Five-Year Annual Review 1999-2003

| | Years ended December 31 (unaudited) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| RESULTS (in millions of $) | Total revenues [1] | **195.7** | 204.2 | 198.2 | 210.6 | 229.0 |
| | Mining operations costs [1] | **152.7** | 154.3 | 151.4 | 152.4 | 152.2 |
| | Depreciation, depletion and amortization [1] | **28.0** | 28.8 | 34.9 | 54.0 | 56.6 |
| | Exploration and business development expenses [1] | **7.6** | 4.2 | 3.4 | 2.4 | 8.0 |
| | General and administrative expenses [1] | **6.1** | 4.8 | 3.9 | 4.6 | 6.3 |
| | Financial expenses [1] | **1.9** | 2.4 | 5.6 | 18.7 | 7.8 |
| | Writedown of assets [1] | **0.0** | 0.0 | 5.4 | 94.3 | 156.5 |
| | Earnings (Loss) before unusual items [1] | **0.0** | 9.2 | (1.2) | (21.3) | (8.6) |
| | Net earnings (loss) [2] | **0.6** | (8.1) | (8.2) | (81.6) | (373.6) |
| | Cash flow from operating activities | **24.2** | 30.8 | 81.3 | 25.7 | 11.0 |
| | Adjusted cash flow [3] | **36.4** | 43.0 | 32.4 | 25.7 | 11.0 |
| | Dividends | **0.0** | 0.0 | 0.0 | 0.0 | 1.8 |
| | Investments [1] | **108.2** | 32.4 | 18.8 | 13.6 | 58.4 |
| | Cash and short-term investments | **95** | 43 | 15 | 4 | 6 |
| | Total assets | **493** | 279 | 252 | 283 | 522 |
| | Total debt | **64** | 28 | 51 | 130 | 214 |
| | Deferred revenue | **24** | 37 | 49 | 0 | 0 |
| | Shareholders' equity | **336** | 163 | 112 | 108 | 191 |
| | Basic weighted average number of common shares outstanding (in millions) | **188.0** | 140.1 | 92.8 | 73.1 | 70.6 |
| | Shares outstanding at year end (in millions) | **240.8** | 160.2 | 104.9 | 75.6 | 70.6 |
| PER SHARE ($) | Earnings (Loss) before unusual items [1] | **0.00** | 0.07 | (0.01) | (0.29) | (0.12) |
| | Net earnings (loss) [2] | **0.00** | (0.06) | (0.09) | (1.12) | (5.29) |
| | Dividends | **0.00** | 0.00 | 0.00 | 0.00 | 0.025 |
| | Shareholders' equity | **1.40** | 1.02 | 1.06 | 1.43 | 2.71 |
| PRODUCTION [4] | Number of ounces of gold produced (000) | **522** | 569 | 615 | 613 | 630 |
| | Gold price used for reserve/resource estimation ($/oz) | **350** | 325 | 300 | 300 | 325 |
| | Accounting realized price ($/oz) | **320** | 308 | 289 | 321 | 356 |
| | Average market price ($/oz) | **363** | 310 | 271 | 279 | 279 |
| | Mine operating costs ($/oz) | **241** | 223 | 212 | 217 | 218 |
| | Depreciation, depletion and amortization ($/oz) | **51** | 48 | 54 | 86 | 94 |
| | Number of employees | **2,500** | 1,700 | 1,650 | 1,600 | 2,200 |

*(1) This data concerns continuing operations only. The comparative data has been reclassified accordingly.*

*(2) In 2000, the Company changed its accounting policy for written call options and variable volume forward contracts. This change in accounting policy was applied retroactively.*

*(3) Cash flow from operating activities presented without the impact of deferred revenue.* *See reconciliation on page 24 under Consolidated Cash Flows.*

*(4) The production data includes all operations (continuing and discontinued).*

# Mineral Reserves and Resources

| | Cambior's share | December 31, 2003 @ $350/oz Tonnes (000) | Grade (g Au/t) | Contained ounces | December 31, 2002 @ $325/oz Tonnes (000) | Grade (g Au/t) | Contained ounces |
|---|---|---|---|---|---|---|---|
| GOLD OPERATIONS | **Omai (100%)** | | | | | | |
| | Proven reserves | **9,183** | **1.2** | **358,100** | 14,730 | 1.3 | 626,300 |
| | Probable reserves | **20** | **1.5** | **1,000** | 69 | 1.4 | 3,000 |
| | **Doyon Division (100%)** [1] | | | | | | |
| | Proven reserves | **3,135** | **5.3** | **537,200** | 3,774 | 5.2 | 629,500 |
| | Probable reserves | **3,622** | **6.2** | **721,300** | 4,264 | 5.4 | 736,800 |
| | Measured resources | **277** | **3.5** | **30,700** | 228 | 3.1 | 23,000 |
| | Indicated resources | **2,115** | **3.7** | **251,500** | 1,669 | 3.6 | 195,300 |
| | Inferred resources | **5,778** | **5.2** | **974,100** | 6,316 | 5.2 | 1,053,000 |
| | **Sleeping Giant (50%)** | | | | | | |
| | Proven reserves | **75** | **11.2** | **26,950** | 89 | 12.6 | 35,900 |
| | Probable reserves | **134** | **12.1** | **52,250** | 100 | 12.9 | 41,500 |
| | Inferred resources | **176** | **9.8** | **55,450** | 159 | 10.7 | 54,600 |
| GOLD PROJECTS | **Rosebel (100%)** | | | | | | |
| | Probable reserves | **47,165** | **1.6** | **2,382,000** | 42,897 | 1.6 | 2,143,000 |
| | Indicated resources | **23,429** | **1.2** | **901,300** | 30,871 | 1.2 | 1,210,000 |
| | Inferred resources | **19,100** | **1.4** | **858,100** | 21,296 | 1.3 | 911,000 |
| | **Camp Caiman (100%)** | | | | | | |
| | Measured resources | **9,497** | **2.7** | **817,000** | — | — | — |
| | Indicated resources | **6,260** | **1.9** | **390,000** | — | — | — |
| | Inferred resources | **10,971** | **2.0** | **694,000** | — | — | — |
| | **La Arena (100%)** | | | | | | |
| | Indicated resources | **13,400** | **1.0** | **414,000** | 13,400 | 1.0 | 414,000 |
| TOTAL GOLD | Proven and probable reserves | | | **4,078,800** | | | 4,216,000 |
| | Measured and indicated resources | | | **2,804,500** | | | 1,842,300 |
| | Inferred resources | | | **2,581,650** | | | 2,018,600 |

| | | Tonnes (000) | Grade $Nb_2O_5$ (%) | Contained tonnes $Nb_2O_5$ (000) | Tonnes (000) | Grade $Nb_2O_5$ (%) | Contained tonnes $Nb_2O_5$ (000) |
|---|---|---|---|---|---|---|---|
| NIOBIUM OPERATION | **Niobec (50%)** | | | | | | |
| | Proven reserves | **8,655** | **0.63** | **55** | 8,910 | 0.63 | 56 |
| | Probable reserves | **2,658** | **0.72** | **19** | 3,008 | 0.70 | 21 |
| | Inferred resources | **4,135** | **0.67** | **28** | 1,074 | 0.63 | 7 |

| | | Tonnes (000) | Grade Cu (%) | Contained tonnes Cu (000) | Tonnes (000) | Grade Cu (%) | Contained tonnes Cu (000) |
|---|---|---|---|---|---|---|---|
| COPPER PROJECT | **Carlota (100%)** [2] | | | | | | |
| | Probable reserves | **78,830** | **0.47** | **371** | 78,830 | 0.47 | 371 |

(1) *Includes mineral reserves and resources from the Doyon and Mouska mines.*

(2) *The 2003 and 2002 probable reserves for the Carlota project were estimated using a copper price of $0.90/lb and include only the Carlota-Cactus pit.*

# Mineral Reserves and Resources (continued)

Mineral reserves and resources have been estimated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) in August 2000. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability. Cambior's qualified persons [1] responsible for the mineral reserve and resource estimates for each mine or project are as follows:

| | | Location | Name | Title |
|---|---|---|---|---|
| GOLD MINES | Omai | Guyana | Y. Michaud | Technical Services Superintendent |
| | | | R. Walish | General Manager |
| | Doyon | Québec, Canada | D. Doucet | Chief Geology Department |
| | | | A. Grenier | Chief Engineer |
| | Mouska | Québec, Canada | P. Lévesque | Chief Geology Department |
| | | | P. Sévigny | Chief Engineer |
| | Sleeping Giant | Québec, Canada | F. Blanchet | Chief Geology Department |
| | | | D. Vallières | Chief Engineer |
| GOLD PROJECTS | Rosebel | Suriname | R. Sirois | Geology Superintendent |
| | | | A. Croal | Engineering Superintendent |
| | Camp Caiman | French Guiana | F. Viens | Vice President – Business Development and Exploration |
| | | | M. Bardoux | Manager Geology – Exploration – French Guiana |
| | La Arena | Peru | F. Clouston | Project Assessment Engineer |
| COPPER PROJECT | Carlota | Arizona, USA | Independent Mining Consultants Inc. | |
| INDUSTRIAL MINERALS | Niobec [2] | Québec, Canada | D. Villeneuve | Chief Geologist |
| | | | S. Thivierge | Engineering and Maintenance Superintendent |

*(1) Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.*

*(2) The Niobec mine is jointly owned by operator Sequoia Minerals Inc. (50%) and Cambior (50%), who is responsible for the marketing.*

The Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all of its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Manager, Mining Geology with Cambior Inc. who is also a qualified person.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

**Cautionary Note to US Investors** — The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

## METALLURGICAL RECOVERY AND CUT-OFF GRADES

In estimating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The following table indicates the cut-off grades and the average metallurgical recoveries for the proven and probable mineral reserves at Cambior's mining operations.

| Mine | Average metallurgical recovery (1) (Gold %) | Cut-off grades (g Au/t) |
|---|---|---|
| Omai | 93 | 0.70 |
| Doyon | 96 | 3.2 to 4.4 (2) |
| Mouska | 94 | 9.2 to 10.3 (2) |
| Sleeping Giant | 97 | 8.5 to 9.3 (2) |

*(1) Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.*

*(2) Varies depending on the mining method used.*

## SENSITIVITY ANALYSIS

Proven and probable mineral reserves at year-end 2003 were 4.1 million ounces. A sensitivity analysis using a gold price of $325 per ounce indicates that mineral reserves would fall 5% to 3.9 million ounces. Mineral reserves increase by 1% when calculated at a gold price of $375 per ounce. For the Canadian operations, a long-term exchange rate of Cdn $1.40 was used.

# Glossary

## Financial Terms

AMEX American Stock Exchange.

CALL OPTION option giving the purchaser the right but not the obligation to buy gold at a predetermined (strike) price.

CONTANGO a future price that is higher than the current price. The difference in the gold market results from the differential in the cost of borrowing gold (gold lease rate) and the interest earned on cash deposits.

CREDIT RISK the potential for loss due to the failure of a borrower to meet their financial obligation.

DEBT COVENANTS restrictions on the activities of a debtor written into bank loan agreements that prohibit the debtor from taking actions that might hurt the interests of the lenders.

DEBT DISCOUNT the amount by which the price for a security is less than its par or face value. The discount or difference between such a reduced value purchase price and the redemption (par) value comprises all or part of the investor's compensation for owning the security.

DERIVATIVE a financial instrument whose value depends upon the values of underlying assets, interest rates, currency exchange rates or indices.

DILUTED EARNINGS PER SHARE the amount of earnings for the period available to each share outstanding during the period and to each share that would have been outstanding, assuming the issuance of shares for all dilutive potential shares outstanding during the period.

DIRECT MINING COST the average cost of producing an ounce of gold at the mine, excluding deferred stripping costs, refining and transportation costs and by-product credits.

DISCOUNT RATE an interest rate applied to a single cash flow that will not be paid or received until a future date in order to calculate the present value of that future cash flow.

EARNINGS PER SHARE the net income divided by the weighted average number of shares outstanding over the reporting period.

FAIR-VALUE BASED METHOD a method of accounting for stock options whereby compensation expense is recorded for the fair value of the stock option issued.

FORWARD SALES the sale of a commodity for delivery at a specified future date and price, usually at a premium to the spot price.

HEDGE a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

INTEREST RATE RISK the potential impact on the Company's earnings and economic value due to changes in interest rates.

INTEREST RATE SWAP a contractual agreement between two parties to exchange fixed- and floating-rate interest payments based on a notional value in a single currency.

LIBOR the prime interest rate per annum at which deposits in US dollars are loaned by banks in the London interbank market.

MARK-TO-MARKET VALUATION the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, gold lease rate, etc.

MINE OPERATING COST the average cost of producing an ounce of gold. Includes deferred stripping costs, refining and transportation costs and by-product credits less royalties, depreciation and restoration.

PREPAID GOLD FORWARD SALES AGREEMENT an agreement to deliver a quantity of gold over a period of time. The cash proceeds are received up front and accounted for as deferred revenue.

ROYALTY cash payment or physical payment (in-kind) generally expressed as a percentage of Net Smelter Returns ("NSR") or mine production.

SELF-SUSTAINING FOREIGN OPERATION a foreign operation which is financially and operationally independent of the reporting enterprise such that the exposure to exchange rate changes is limited to the reporting enterprise's net investment in the foreign operation.

SPOT PRICE the current price of a metal for immediate delivery.

TREASURY STOCK METHOD a method of recognizing the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

TSX Toronto Stock Exchange.

VARIABLE VOLUME FORWARD a contract for a nominal quantity of gold maturing at fixed delivery dates. The delivery dates and strike prices are fixed, but the quantity to be delivered during any specific month may vary from a minimum of 80% to a maximum of 150% of the nominal quantity based on the spot gold price.

VOLATILITY propensity for variability. A market or share is volatile when it records rapid variations.

WEIGHTED AVERAGE NUMBER OF SHARES the number of shares determined by relating the portion of time within the reporting period the shares have been outstanding to the total time in that period.

# Glossary

## Mining Terms

BY-PRODUCT a secondary metal or mineral product recovered in the milling process.

CARBON-IN-LEACH (CIL) PROCESS a modification of CIP whereby carbon is added directly into the slurry during leaching as opposed to CIP where carbon is added after leaching is complete.

CARBON-IN-PULP (CIP) PROCESS a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

CONCENTRATE a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

CONTAINED OUNCES ounces in the ground without reduction due to mining loss or dilution.

CONVERTER a furnace in which the pyrochlore concentrate is converted into ferroniobium and heat is produced by the oxidation reaction.

CUT-OFF GRADE the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DEFERRED DEVELOPMENT development of underground infrastructure to be used over an extended period. Costs related to this activity are capitalized.

DEFERRED STRIPPING additional waste mining in excess of the average stripping ratio for some period of time during the mine plan in an open-pit operation. Costs related to this additional waste mining are capitalized when occurring and charged back to operating costs when waste mining is less than the average stripping ratio.

DEPLETION the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

DILUTION an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

GRADE the relative quantity or percentage of metal or mineral content.

ISO 9001 a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

ISO 14001 a standard established by the International Organization for Standardization setting forth the guidelines for an environmental management system.

KAIZEN a management system of continuous improvement that empowers employees to change business processes and contribute to achieving corporate objectives.

LEACH/HEAP LEACH to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

RECOVERY the proportion of valuable material obtained during the mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

RESTORATION operation consisting of restoring a mining site to a satisfactory condition.

ROCK MECHANICS analysis of the forces acting along joints, faults, and bedding planes of natural rock in situ, especially in the evaluation of wall strengths in underground mines and slopes and slope angles in open-pit mines.

STOPE the underground excavation from which the ore is extracted.

STOPING the process of mining the orebody.

STRIPPING the process of removing overburden or waste rock to expose ore.

STRIP RATIO ratio of waste to ore in an open-pit operation.

SX-EW PROCESSING solvent extraction and electrowinning processing. Recovery of a metal from an ore by means of acid leaching and organic extraction, combined with electro-chemical processes.

TAILINGS the material that remains after all metals or minerals considered economic have been removed from ore during milling.

TAILINGS POND a containment area used to deposit tailings from milling.

SYMBOLS USED

Ag = Silver

Au = Gold

Cu = Copper

FeNb = Ferroniobium

Nb = Niobium

$Nb_2O_5$ = Niobium pentoxide (pyrochlore)

# Our Corporate Governance

Our Corporate governance rules and practices aim at allowing each authority of the Company to fully assume its role and act in the best interests of all shareholders.

Management of the Company is supervised by a Board of Directors composed almost exclusively of directors who are independent of management. Louis P. Gignac, President and Chief Executive Officer of the Company, is the only director, out of the nine members of the Board, who is a member of management.

The Company's shares are listed on the TSX and the AMEX. As a result, the Company is subject to various rules and guidelines regarding corporate governance, including the independence of members of the Board and its committees. The Company is in compliance with the TSX guidelines for effective corporate governance, including those regarding "unrelated directors", with the rules of the *Sarbanes-Oxley Act of 2002* ("SOX") adopted by the U.S. Congress, and with AMEX guidelines regarding the independence of the directors.

Pursuant to the TSX guidelines, an "unrelated director" is a director who is independent of management and is free from any relationship, including business relationships, that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.

The text that follows is a summary description of the Company's corporate governance practices. A more detailed description is provided in the information circular for the Company's Annual General Meeting of Shareholders to be held on May 12, 2004.

**Mandate of the Board.** The mandate of the Board is to supervise the management of the business and affairs of the Company. The Board monitors the manner in which the Company conducts its business as well as the senior management responsible for the day-to-day operations of the Company. It sets the Company's policies, assesses their implementation by management and reviews the results. In addition to decisions requiring formal approval by the Board pursuant to the law or the Company's articles of incorporation and by-laws, the Board makes all important decisions concerning, among other things, major investments and significant divestitures.

The Board, either directly or through one of its committees, assumes specific responsibility for the following five matters: (i) the adoption of a strategic planning process; (ii) the identification of the principal risks of the Company's business and the implementation of appropriate systems to effectively manage these risks; (iii) the appointing, training, evaluation and monitoring of senior management as well as planning for their succession; (iv) communications with shareholders and the public at large; and (v) the integrity of the Company's internal control and management information systems.

At the end of each fiscal year, the Board receives, analyses and, where appropriate, approves a yearly plan of action and budget for the following fiscal year. Throughout the fiscal year, the Board receives periodic reports in order to monitor the Company's performance with reference to the adopted budget. The directors also consider strategy-related matters which go beyond operational and financial control issues.

The Board, through the Corporate Governance and Human Resources Committee, oversees the implementation of, and compliance with, sound corporate governance standards and practices.

**Composition of the Board.** The Board is composed of nine members. Through its Corporate Governance and Human Resources Committee, it reviews at least annually its size as well as the competencies, skills, areas of experience, backgrounds, independence and qualifications of the Board members to ensure that the Board, as a whole, has a diversity of skills and experience that support it in carrying out its responsibilities. The current size of the Board is appropriate to conduct its business effectively, while providing within the Board a range of diverse skills and experience.

**Orientation and Education for New Directors.** New directors are given the opportunity to familiarize themselves with the Company by visiting the various mining sites and by meeting with other members of the Board and senior management to discuss the business activities of the Company. The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make.

**Independence of the Board from Management.** The Board can and does act independently of management. The positions of Chairman of the Board and of President and CEO are separate and held by two different persons. The Chairman of the Board is an independent director. The President and CEO is a member of the Board but is not a member of any committee of the Board.

Each Board meeting is followed by an "in camera" meeting which only non-management directors may attend. Directors may, during any Board or committee meeting, request that management not be present during all or any part of the meeting.

The Board and its committees may, at the expense of the Company, retain the services of such independent advisors as they may deem necessary or useful in carrying out their mandate.

**Information.** The Board receives and has access to the information it needs to fulfill its role. Directors are consulted on the agendas for board and committee meetings and receive complete information booklets in the days prior to meetings. After each committee meeting, the committee chair reports to the Board at the board meeting which immediately follows the committee meeting. The minutes of a committee's meeting as well as the written resolutions passed by it are submitted to the Board.

**Committees.** The Board has created three committees, which are described below, to which it has delegated responsibilities. All committee members are appointed by the Board and are independent. The Chairman of a committee is selected by the Board among the members of the relevant committee.

**The Audit Committee** consists of four unrelated directors. All members of the committee are financially literate and at least one member of the committee has been determined by the Board to be an audit committee financial expert. This committee has the general mandate to review and recommend to the Board the approval of the Company's annual and quarterly financial statements, as well as management's discussion and analysis and the press releases regarding the financial statements, and more particularly (i) to consider and evaluate all aspects of the Company's financial reporting process, internal control, hedging operations and insurance coverage; (ii) to recommend to the Board the steps to be taken in connection with these four areas; and (iii) to monitor the implementation and administration of policies and guidelines with respect to financial reporting and internal control and review the annual financial statements certification process. In addition, this committee evaluates and monitors the risk management program and reviews for approval all related party transactions. Based on its review, this committee makes recommendations to the Board.

With respect to the external auditors, the committee ensures that they remain independent of management. The committee reviews the audit plan and its execution, evaluates the auditor's overall performance and makes recommendations to the shareholders regarding their appointment. The committee reviews and approves the audit fees and pre-approves legally permissible non-audit related engagements. The committee meets, together and separately, with management and the external auditors to discuss matters related to the financial affairs of the Company.

**The members of this committee are Messrs. Robert Normand (Chairman), Guy G. Dufresne, Michel Gaucher and John W.W. Hick.**

**The Corporate Governance and Human Resources Committee** consists of four directors, and is responsible for monitoring corporate governance and human resources matters. This committee reviews the general policies submitted by management in connection with corporate governance and human resources and monitors the implementation and administration of policies and guidelines with respect to these two areas. It ensures that the Company's corporate governance practices are in line with corporate governance rules and guidelines set forth by the relevant authorities, in effect from time to time. It reviews and evaluates (i) the independence and performance of the Board and its committees, as well as the contribution of each director, and director succession planning and (ii) compensation, fringe benefits, financial incentives and retirement plans as well as any matter concerning the proper implementation of human resources policies and programs. This committee also considers the appointment of new officers and reviews and evaluates nominees for election as directors. Based on its review, this committee makes recommendations to the Board.

**The members of this committee are Messrs. Graham Farquharson (Chairman), Alexander G. Balogh, Guy G. Dufresne and Jonathan C. Goodman.**

**The Safety and Sustainability Committee** consists of four directors and reviews the general policies submitted by management in connection with occupational health, safety and training, corporate social responsibility and the environment. It also receives reports on such matters from management and evaluates practices, plans and programs related to such matters. Based on its review, this committee makes recommendations to the Board.

**The members of this committee are Messrs. Michel Gaucher (Chairman), Alexander G. Balogh, Graham Farquharson and Hiroshi Otsuka.**

**Board's Expectations of Management.** The Board expects management to assume responsibility for the day-to-day operations of the Company while staying within authorized business limits and conforming to the strategic plan, operating budget and various corporate policies approved by the Board. The Board expects to be regularly informed by management of the results obtained, the progress achieved, any business opportunities which may arise and any difficulties encountered. The Board also expects management to submit for its approval alternative plans and strategies to be implemented based on economic and market conditions.

The Board's main expectation of management is that it will act with a view to the best interests of the Company and ensure long term enhancement of shareholder value.

# Our Corporate Governance (continued)

**Ethics.** The Company has an Employee Code of Ethics and policies relating to ethics that apply to all officers and employees of the Company and its subsidiaries. In addition, the Company has a Specific Code of Ethics governing Financial Reporting Officers which complies with the requirements of SOX.

The Employee Code of Ethics establishes guidelines setting forth the ethical behavior required from every officer and employee of the Company, including, but not limited to, respect of the law, of the health and security of people, of the environment, of employees, of communities where the Company does business and of competitors, suppliers and shareholders. All officers and designated employees have formally declared their commitment to respect the Employee Code of Ethics.

**Communication with Shareholders.** The Company communicates with its shareholders, investors and the financial community on a regular basis through quarterly reports, annual reports and press releases. The Company's disclosure policy, which has been reviewed and approved by the Board, provides for the timely, factual and accurate disclosure of all material information in order to keep shareholders and all other stakeholders informed about the Company's activities and business. The Company's Disclosure Committee oversees the Company's corporate disclosure practices and ensures adherence to this policy. The Company has put in place a shareholder relations program as well as an investor relations and communications program through which the Company can answer the questions and concerns raised by shareholders and investors and efficiently communicate with them as well as with the public at large. Any shareholder who wishes to communicate with the Company may do so directly through the investor relations department.

# Board of Directors

**Guy G. Dufresne**
Outremont, Québec
Chairman of the Board,
Cambior Inc.
President and Chief Executive Officer, Québec Cartier Mining Company

**Alexander G. Balogh**
Oakville, Ontario
Retired mining executive
Director of companies

**Graham Farquharson**
Toronto, Ontario
President,
Strathcona Mineral Services Limited

**Michel Gaucher**
Montréal, Québec
Chairman of the Board,
Dynamis Group Inc.

**Louis P. Gignac**
Brossard, Québec
President and Chief Executive Officer,
Cambior Inc.

**Jonathan C. Goodman**
Toronto, Ontario
President and Chief Executive Officer
Dundee Precious Metals Inc.

**John W.W. Hick**
Toronto, Ontario
President and Chief Executive Officer,
Defiance Mining Corporation

**Robert Normand**
Rosemère, Québec
Retired financial executive
Director of companies

**Hiroshi Otsuka**
Tokyo, Japan
General Manager,
Corporate Planning
DTS Corporation

# Officers and Key Addresses

## Officers

(Including age and years of service)

**Guy G. Dufresne**
(62, 8 years)
Chairman of the Board of Directors

**Louis P. Gignac**
(53, 17 years)
President and Chief Executive Officer

**Réjean Gourde**
(53, 16 years)
Senior Vice President, Guiana Shield

**Raynald Vézina**
(56, 15 years)
Senior Vice President, Canada

**Normand Bédard**
(57, 15 years)
Vice President, Human Resources

**Pierre Béliveau**
(41, 11 years)
Corporate Controller

**Bryan A. Coates**
(46, 7 years)
Vice President, Finance and Chief Financial Officer

**Marc Dagenais**
(41, 12 years)
Vice President, Legal Affairs

**Lucie Desjardins**
(43, 1 year)
Corporate Secretary and Senior Legal Counsel

**Robert Ménard**
(54, 9 years)
Vice President, Projects and Construction

**Serge Vézina**
(61, 15 years)
Vice President, Industrial Engineering and Environment

**François Viens**
(48, 12 years)
Vice President, Business Development and Exploration

## Key Addresses

**Cambior Inc.**

**Executive Office:**
1111 St. Charles Street West
East Tower, Suite 750
Longueuil, QC J4K 5G4
Canada
Telephone: (450) 677-0040
Fax: (450) 677-3382
Toll free — North America:
1-866-554-0554

**Canadian Operations and Registered Head Office:**
1075 — 3e Avenue Est
C.P. 9999
Val d'Or, QC J9P 6M1
Canada
Telephone: (819) 825-0211
Fax: (819) 825-2815

**Canadian Exploration:**
Val d'Or office
Telephone: (819) 825-0211
Contact: Marie-France Bugnon,
Manager - Exploration - Canada

**Doyon Mine**
C.P. 970
Rouyn-Noranda, QC J9X 5C8
Canada
Telephone: (819) 759-3611
Fax: (819) 759-3342
Contact: Bertrand Potvin,
General Manager
Doyon Division
Yoland Dubé,
Mine Manager

**Mouska Mine**
100, chemin de la Pause
Cadillac, QC J0Y 1C0
Canada
Telephone: (819) 759-3664
Fax: (819) 759-3665
Contact: Patrick Godin,
Mine Manager

**Sleeping Giant Mine**
Km 118, Route 109 Nord
Amos, QC J9P 3A3
Canada
Telephone: (819) 732-8268
Fax: (819) 732-5019
Contact: Denis Gourde,
Mine Manager

**Niobec Mine**
3400, chemin du Columbium
St-Honoré-de-Chicoutimi, QC
G0V 1L0
Canada
Telephone: (418) 673-4694
Fax: (418) 673-3179
Contact: Claude Dufresne,
Marketing Manager — Niobium
Telephone: (450) 677-0040

**OMAI Gold Mines Limited**
176-D Middle Street
Cummingsburg, P.O. Box 12249
Georgetown, Guyana
Telephone: (592) 226-6463
Fax: (592) 226-6468
Site Telephone: (592) 227-3810
Site Fax: (592) 227-3813
Contact: Robert C. Walish,
General Manager

**Rosebel Gold Mines N.V.**
Herenstraat NR 8
Paramaribo, Suriname
Telephone: (597) 422-741
Fax: (597) 478-447
Site Telephone: (597) 325-115
Site Fax: (597) 325-408
Contact: Denis Miville-Deschênes,
Vice President

**Sociedad Minera Cambior Peru S.A.**
Av. Jose Casimiro Ulloa, no 312
Urbanizacion San Antonio,
Miraflores, Lima 18
Peru
Telephone: (511) 444-8282
Fax: (511) 446-9803
Contact: André Gauthier,
Manager — Exploration — Andes

**CBJ-France S.A.R.L.**
**Camp Caiman Project**
PK 6,5, Route de Montjoly
Chemin Poupon B.P. 1015
97343 Cayenne Cedex
French Guiana, France
Telephone: (594) 38-54-04
Fax: (594) 38-54-13
Contact: Jean-François Milian,
General Manager

# 2003 Trading Information

CAMBIOR VS S&P/TSX CANADIAN GOLD INDEX


120
100
80
60
40
20
0
-20
-40
Variation (%)
Cambior
S&P/TSX Canadian Gold Index
J
F
M
A
M
J
J
A
S
O
N
D
03

| CAMBIOR (CBJ) | Year ended December 31, 2003 | Quarter | Volume (in millions) | Cdn $ per share High | Low | Close |
|---|---|---|---|---|---|---|
| | Toronto Stock Exchange (TSX) | First | 51.8 | 2.53 | 1.51 | 1.82 |
| | | Second | 27.7 | 2.10 | 1.54 | 1.82 |
| | | Third | 123.8 | 4.24 | 1.81 | 3.71 |
| | | Fourth | 91.3 | 4.95 | 3.50 | 3.99 |
| | | Full year | 294.6 | 4.95 | 1.51 | 3.99 |
| | | | | **US $ per share** | | |
| | | | | High | Low | Close |
| | American Stock Exchange (AMEX) | First | 10.0 | 1.65 | 1.07 | 1.25 |
| | | Second | 5.0 | 1.55 | 1.08 | 1.37 |
| | | Third | 25.5 | 3.18 | 1.31 | 2.77 |
| | | Fourth | 34.0 | 3.83 | 2.61 | 3.10 |
| | | Full year | 74.5 | 3.83 | 1.07 | 3.10 |

*Total volume (TSX and AMEX): 369.1 million*

# Shareholder Information

## STOCK EXCHANGE LISTING

| | Symbol | Stock Exchange |
|---|---|---|
| Common Shares | CBJ | TSX, AMEX |
| Warrants | CBJ.WT.C | TSX |

*Each CBJ.WT.C warrant entitles the holder to purchase one common share of Cambior at a price of Cdn $3.75 until August 12, 2008.*

## BROKERAGE FIRMS — COVERAGE OF CAMBIOR

BMO Nesbitt Burns
Canaccord Capital
CIBC World Markets
Desjardins Securities
Dundee Securities
Merrill Lynch
National Bank Financial
Orion Securities
Paradigm Capital
RBC Capital Markets
Scotia Capital
Sprott Securities

## TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
2001 University Street, 16th Floor
Montréal, Québec H3A 2A6
Canada
Telephone: (514) 285-3546
Toll free: 1 800 387-0825

## CO-TRANSFER AGENT AND CO-REGISTRAR IN THE UNITED STATES

Computershare Trust Company of New York
Wall Street Plaza
88 Pine Street, 19th Floor
New York, NY 10005
USA
Telephone: (212) 701-7600

## AUDITORS

Raymond Chabot Grant Thornton
General Partnership

## SHAREHOLDER INQUIRIES

If you have inquiries regarding the following:

- Change of address
- Share transfer
- Lost certificates
- Duplicate mailings

Please contact the registrar and transfer agent — CIBC Mellon Trust Company in Canada or Computershare Trust Company of New York in the United States.

## OTHER INVESTOR INQUIRIES

If you have inquiries regarding the following:

- Additional financial or statistical information
- Up-to-date information on Cambior's mines or projects
- Latest news releases or investor presentations

Please contact Cambior Investor Relations or visit the Cambior Web site at www.cambior.com.

## INVESTOR RELATIONS

Robert LaVallière
Manager, Investor Relations
Cambior Inc.
1111 Saint-Charles Street West
East Tower, Suite 750
Longueuil, Québec J4K 5G4
Telephone: (450) 677-2699
Toll free in North America: 1 866 554-0554
Fax: (450) 677-3382
robert_lavalliere@cambior.com
info@cambior.com

## ANNUAL MEETING

The Annual General Meeting of Shareholders will be held at the Hilton Bonaventure Hotel in Montréal, Québec, at 11:00 a.m. on Wednesday, May 12, 2004.

## ANNUAL INFORMATION FORM

The Company files an Annual Information Form annually with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the TSX and the AMEX. Copies of this form are available, free of charge, upon written request addressed to the Investor Relations Department at the Longueuil office, or can be downloaded directly from the Company's Web site, www.cambior.com, or the SEDAR — System for Electronic Document Analysis and Retrieval — Web site, www.sedar.com.

Un exemplaire français du présent rapport annuel est disponible sur demande. Il suffit d'adresser une demande écrite au service des Relations avec les investisseurs au bureau de Longueuil.

## CAMBIOR SAFETY AND SUSTAINABILITY REPORT 2003

The safety and sustainability report addresses the major economic, environmental and social impacts that our operations have on the local communities, and highlights our management plans and systems for sustainability. The report will be available as of the 2nd quarter of 2004. We encourage you to view or download an electronic copy of the report from our Web site. If you require a paper copy, you may request one by writing to the Investor Relations Department at Cambior's head office in Longueuil, Québec.

## ELECTRONIC DELIVERY

Cambior shareholders may elect to receive Cambior documents (such as Quarterly and Annual Reports, Proxy Circular, and the Safety and Sustainability Report) in electronic form on the Internet rather than in hard copy by mail. Registered shareholders wishing to use this service should contact CIBC Mellon Trust Company. Beneficial shareholders should contact the broker or financial intermediary that manages their investment account.

*Printed on Domtar papers*
*The financial section is printed on acid free Domtar Colours paper containing 10% post-consumer fibres.*

CAMBIOR


CAMBIOR INC.
1111 Saint-Charles Street West
East Tower, Suite 750
Longueuil, Québec J4K 5G4
Telephone: (450) 677-0040
Toll free in North America: 1 866 554-0554
Fax: (450) 677-3382



Legal deposit – 2nd Quarter 2004
Bibliothèque nationale du Québec
ISBN 2-921658-43-7


www.cambior.com